Exhibit 99.11

Execution Version

AGENCY AGREEMENT

October 19, 2020

Cybin Corp.

100 King Street West, Suite 5600

Toronto, Ontario M5X 1C9

Attention: Doug Drysdale, Chief Executive Officer

Clarmin Explorations Inc.

800 - 580 Hornby Street

Vancouver, BC V6C 3B6

Attention: Nico Civelli, Chief Executive Officer

Dear Sirs:

Stifel Nicolaus Canada Inc. ("Stifel GMP"), Eight Capital ("Eight" and, together with Stifel GMP, the "Co-Lead Agents"), Canaccord Genuity Corp., Haywood Securities Inc. and Echelon Wealth Partners Inc. (collectively with the Co-Lead Agents, the "Agents") understand that (i) Cybin Corp., a corporation incorporated under the laws of Ontario (the "Corporation" or "Cybin"), proposes to issue and sell up to 60,000,000 subscription receipts of the Corporation (each, a "Subscription Receipt" and, collectively, the "Subscription Receipts") at a price of $0.75 per Subscription Receipt (the "Issue Price") on a private placement basis for aggregate gross proceeds of up to $45,000,000.00 (the "Offering"), and (ii) Clarmin Explorations Inc., a corporation incorporated under the laws of British Columbia ("Clarmin") and 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin incorporated under the laws of Ontario ("Clarmin Subco", have entered into the Amalgamation Agreement (as defined herein) with the Corporation pursuant to which Clarmin, Clarmin Subco and the Corporation intend to complete the transactions substantially as described in the Amalgamation Agreement (collectively referred to as the "Business Combination").

The Subscription Receipts will be created pursuant to a subscription receipt agreement (the "Subscription Receipt Agreement") among the Corporation, the Co-Lead Agents and Odyssey Trust Company, as subscription receipt agent (the "Subscription Receipt Agent"), to be dated as of the Closing Date (as defined herein). Each Subscription Receipt will, upon the satisfaction, or waiver in whole or in part by the Co-Lead Agents, on behalf of the Agents, in their sole discretion, of the Escrow Release Conditions (as defined herein), and without payment of additional consideration or further action on the part of the holders of the Subscription Receipts, be automatically converted into one common share in the capital of the Corporation (each, a "Common Share" and collectively, the "Common Shares"). Immediately following the issuance of the Common Shares upon conversion of Subscription Receipts, each Common Share will be automatically exchanged for a common share of the Resulting Issuer (as defined herein) (each, a "Resulting Issuer Common Share" and collectively, the "Resulting Issuer Common Shares") as a result of the Business Combination.

Upon Closing (as defined herein), the gross proceeds from the Offering less: (i) 50% of the Agents' Fee (as defined herein) payable in connection with the Offering; (ii) 50% of any other cash compensation paid to the Agents with respect to certain advisory services performed prior to the Closing Date (the "Additional Cash Compensation"); and (iii) the Agents' Expenses (as defined herein) accrued to the Business Day prior to the Closing Date (collectively, the "Escrowed Funds"), will be delivered to and held by the Subscription Receipt Agent pursuant to the terms of the Subscription Receipt Agreement and may be invested at the discretion of the Corporation as permitted under the Subscription Receipt Agreement. Upon satisfaction, or waiver in whole or in part by the Co-Lead Agents, on behalf of the Agents, in their sole discretion, acting reasonably, of the Escrow Release Conditions the Subscription Receipt Agent shall release from the Escrowed Funds: (i) to the Agents, the remaining 50% of each of the Agents' Fee and the Additional Cash Compensation as well as the amount equal to all Agents' Expenses not previously paid to the Agents, and (ii) to the Corporation, all remaining Escrowed Funds (less any amount payable to the Subscription Receipt Agent equal to its reasonable fees and for services rendered and disbursements incurred) in accordance with and subject to the terms of the Subscription Receipt Agreement.

As a condition precedent to the execution of any direction or release certificate by the Co-Lead Agents required by the Subscription Receipt Agent for the release of the Escrowed Funds, the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officers as may be acceptable to the Co-Lead Agents, acting reasonably) shall certify to the Agents that the Escrow Release Conditions have been satisfied (the "Escrow Release Certificate"), except for any such Escrow Release Conditions waived in whole or in part by the Co-Lead Agents.

If (i) the Escrow Release Conditions are not satisfied prior to 5:00 p.m. (Toronto time) on February 16, 2021, being the date that is 120 days (except as may be extended in accordance with the terms of the Subscription Receipt Agreement) following the Closing Date (the "Escrow Deadline"), or (ii) the Business Combination is terminated prior to the Escrow Deadline, each Subscription Receipt shall be automatically terminated and cancelled and each Purchaser shall be entitled to receive out of the Escrowed Proceeds an amount equal to the aggregate Issue Price in respect of such Purchaser's Subscription Receipts less applicable withholding taxes, if any. To the extent that the Escrowed Funds are not sufficient to return the aggregate Issue Price to the Purchasers, the Corporation shall contribute such amounts as are necessary to satisfy any shortfall.

The description of the Subscription Receipts herein is a summary only and is subject to the specific attributes and detailed provisions of the Subscription Receipts to be set forth in the Subscription Receipt Agreement. In the case of any inconsistency between the description of the Subscription Receipts in this Agreement and their terms and conditions as set forth in the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement shall govern.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof, the Corporation hereby appoints the Agents, as the Corporation's agents, to offer for sale by way of private placement on a "best efforts" agency basis, without underwriter liability, the Subscription Receipts to be issued and sold pursuant to the Offering and the Agents agree to arrange for purchasers of the Offered Securities in the Designated Jurisdictions (as defined herein) or as otherwise agreed by the Agents and the Corporation, through private placements or other offerings on an exempt basis and provided that the Corporation shall not be obligated to file or deliver an offering memorandum (other than the Presentation), registration statement, prospectus or similar document within or outside of Canada.

In consideration of the services to be rendered by the Agents hereunder in connection with the Offering, the Agents will receive a fee (as further described in Section 9, the "Agents' Fee") and Broker Warrants (as defined below) to be paid or issued to the Agents in accordance with the terms of this Agreement.

The Agents shall be entitled to appoint other registered dealers acceptable to the Corporation ("Selling Firms") as agents to assist in the Offering and the Agents shall determine the remuneration payable in accordance with Section 9 to such Selling Firms, such remuneration to be the sole responsibility of the Agents. The Agents acknowledge and agree that the Corporation may pay certain corporate finance fees, finders' fees or other compensation in connection with sales of Subscription Receipts to President's List Purchasers.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"Additional Cash Compensation" has the meaning ascribed to such term on page 2 hereof;

"Advisory Fee" has the meaning ascribed to such term in Section 9(a) hereof;

"Agents" has the meaning ascribed to such term on page 1 hereof;

"Agents' Expenses" has the meaning ascribed to such term in Section 10 hereof;

"Agents' Commission" has the meaning ascribed to such term in Section 9(a) hereof;

"Agents' Fee" has the meaning ascribed to such term in Section 9(a) hereof;

"Agreement" means this agreement resulting from the acceptance by the Corporation of the offer made by the Agents hereby, including all schedules hereto, as amended or supplemented from time to time;

"Amalgamation Agreement" means the amalgamation agreement pertaining to the Business Combination dated June 26, 2020 among the Corporation, Clarmin and Clarmin Subco;

"Applicable Law" means, in relation to any person, agreement, property, transaction, event or other matter, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such Person is bound or having application to the Business, the Business Combination or the Offering and any amendments or supplements to, or all replacements and substitutions of, any of the foregoing;

"Authorizations" means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the Parties to perform their obligations under this Agreement or in relation to the Study, including any dealer's licence under the FDR-J, ethical review board approval or other authorization for a study, including authorizations related to medical clinics, authorizations related to pharmacies, authorizations necessary to administer ketamine to patients, section 56 exemptions under the CDSA or other authorizations related to the Business;

"Broker Warrant Certificates" means a certificate evidencing one or more Broker Warrants, in the form attached hereto as Schedule "E";

"Broker Warrants" has the meaning ascribed to such term in Section 9(a) hereof and which shall be evidenced by a Broker Warrant Certificate;

"Broker Warrant Share" means each Common Share or Resulting Issuer Common Share, as the case may be, issuable upon exercise of each Broker Warrant or Resulting Issuer Broker Warrant, respectively;

"Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

"Business" means the business of delivery of psilocin, psilocybin, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products including the above or other drug substances, including in the context of clinical trials, research, development, service delivery or other contexts, and the business of developing, cultivating fungal inputs for, and manufacturing natural health products and the performance of management services, pursuant to a written agreement, for physicians engaged in any of the foregoing activities;

"Business Combination" has the meaning ascribed to such term on page 1 hereof; "CDS" means the Clearing and Depository Services Inc.

"CDSA" means the Controlled Drugs and Substances Act (Canada); "Claims" has the meaning ascribed to such term in Section 12 hereof;

"Clarmin" means Clarmin Explorations Inc., a corporation that exists under the laws of British Columbia; "Clarmin Common Shares" means the common shares of Clarmin;

"Clarmin Disclosure Documents" has its meaning ascribed thereto in Section 4(b)(vi) of this Agreement;

"Clarmin Financial Statements" means the audited financial statements of Clarmin for the years ended July 31, 2019 and 2018, together with the notes thereto and the auditors' report thereon, and the condensed interim unaudited financial statements of Clarmin for the three and nine months ended April 30, 2020 and 2019;

"Clarmin Preferred Shares" means the non-voting preferred shares of Clarmin issuable in series;

"Clarmin Subco" has the meaning ascribed to such term on page 1 hereof;

"Clinical Trials" has the meaning ascribed to such term in Section 4(xli) hereof;

"Closing" means the completion of the purchase and sale of the Subscription Receipts, as contemplated by this Agreement and the Subscription Agreement;

"Closing Date" means October 19, 2020, or such other date as may be agreed upon by the Corporation and the Co-Lead Agents;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date, or such other time as may be agreed upon by the Corporation and the Co-Lead Agents;

"Co-Lead Agents" has the meaning ascribed to such term on page 1 hereof;

"Common Shares" has the meaning ascribed to such term in the second paragraph of this Agreement, being the common shares in the capital of the Corporation;

"controlled substance" has the meaning ascribed thereto in section 2(1) of the CDSA;

"CPSO" means the College of Physicians and Surgeons of Ontario;

"Criminal Code" means the Criminal Code (Canada);

"Corporation" or "Cybin" means Cybin Corp., a corporation incorporated under the laws of Ontario, and includes any successor corporation to or of the Corporation;

"Corporation Financial Statements" means the audited financial statements of the Corporation for the period ended March 31, 2020 and the unaudited interim financial statements of the Corporation for the three month period ended June 30, 2020 to be included in the Listing Statement;

"Cybin Entity" means the Corporation and each Subsidiary;

"[REDACTED – DEFINITION]" has the meaning ascribed to such term in Schedule "F";

"Designated Jurisdictions" means, collectively, each of the provinces and territories of Canada, the United States and such other jurisdictions as the Corporation and the Agents may agree;

"Directed Selling Efforts" means selling efforts as described in Rule 902 of Regulation S under the U.S. Securities Act;

"Disclosure Schedule" means the disclosure schedule of the Corporation attached hereto as Schedule "F";

"Drug Product" means any drug product regulated for sale or use under supervision of a health care practitioners, and that includes an active pharmaceutical ingredient that is psilocin, psilocybin, and other restricted drugs or controlled substances;

"Employee Plans" has the meaning ascribed to such term in Section 4(liv);

"Engagement Letter" means the letter agreement dated May 15, 2020 between the Corporation, Stifel GMP and Eight relating to the Offering;

"Environmental Laws" has the meaning ascribed to such term in Section 4(xlvi);

"Environmental Permits" has the meaning ascribed to such term in Section 4(xlvi);

"Escrow Deadline" has the meaning ascribed to such term on page 2 hereof;

"Escrow Release Certificate" has the meaning ascribed to such term on page 2 hereof;

"Escrow Release Conditions" has the meaning ascribed to the term "Release Conditions" in the Subscription Receipt Agreement;

"Escrow Release Date" means the date on which the Escrow Release Conditions are satisfied and the Escrowed Funds are released by the Subscription Receipt Agent;

"Escrowed Funds" has the meaning ascribed to such term on page 1 hereof;

"Exchange" means the Neo Exchange Inc.;

"FDA" mean the Food and Drugs Act (Canada);

"FDR-C" means part C of the Food and Drugs Regulations (Canada) of the FDA;

"FDR-J" means part J of the Food and Drugs Regulations (Canada) of the CDSA;

"General Advertising" and "General Solicitation" have the meaning described in Rule 502(c) of Regulation D under the U.S. Securities Act, and includes, but is not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine, similar media or on the internet or broadcast over radio, television or on the internet and any seminar or meeting whose attendees have been invited by any general solicitation or general advertising;

"Government Official" means (a) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

"Governmental Authority" means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government including Health Canada, the United States Food and Drug Administration and/or the Ministry of Health; (d) any formulary body with responsibility for determining listability of a Drug Product on any applicable formulary or for determining the pricing of Drug Products for reimbursement, with jurisdiction to review the pricing of and payment for Drug Products under Applicable Law; (e) any provincial, state, territorial or federal government or review board with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products; (f) any provincial, state, territorial or federal government or review board with jurisdiction over protecting and promoting public and animal health through regulation and supervision of therapeutic drug candidates intended for use in humans; or (g) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange;

"Hazardous Substances" has the meaning ascribed to such term in Section 4(xlvi);

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"including" means including without limitation;

"Indemnified Party" or "Indemnified Parties" has the meaning ascribed to such term in Section 12 hereof;

"Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders' rights, trademark, industrial design, copyright, Plant Varieties Protection Act registrations and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world;

"Issue Price" has the meaning ascribed to such term on page 1 hereof;

"IT Systems" has the meaning ascribed to such term in Section 4(xliv);

"knowledge of" (or similar phrases) means, (i) with respect to the Corporation, the actual knowledge of Doug Drysdale, Eric So and Paul Glavine, after reasonable investigation and due enquiry, or (ii) with respect to Clarmin the actual knowledge of Nico Civelli, after reasonable investigation and due enquiry;

"Leased Premises" means the premises which the Corporation, Clarmin and any Cybin Entity occupy as a tenant, as the case may be, which are material to the Corporation, Clarmin and any Cybin Entity as the case may be;

"[REDACTED – DEFINITION]" has the meaning ascribed to such term in Schedule "F";

"Licences" has the meaning ascribed to such term in Section 4(v);

"Liens" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

"Listing Statement" has the meaning ascribed to such term in Section 3(a)(xviii);

"Locked-up Holder" has the meaning ascribed to such term in Section 3(a)(xi);

"Lock-up Undertakings" has the meaning ascribed to such term in Section 3(a)(xi);

"Losses" has the meaning ascribed to such term in Section 12 hereof;

"Material Adverse Effect" means any event, change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable), violation, inaccuracy or circumstance which could reasonably be expected to have a significant adverse effect on the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Corporation and its subsidiaries considered as a whole, as applicable;

"Minimum Offering" has the meaning ascribed to such term in Section 3(e);

"Money Laundering Laws" has the meaning ascribed to such term in Section 4(lxv);

"misrepresentation", "material fact", "material change", "affiliate", "associate", and "distribution" have the respective meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

"NHPR" means the Natural Health Product Regulations (Canada) of the FDA; "NI 45-102" means National Instrument 45-102 – Resale of Securities;

"NI 45-106" means National Instrument 45-106 – Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations; "OBCA" means the Business Corporations Act (Ontario);

"Offering" has the meaning ascribed to such term on page 1 hereof;

"Offering Documents" means this Agreement, the Subscription Agreements and the Subscription Receipt Agreement;

"Offered Securities" means the Subscription Receipts to be issued to Purchasers in accordance with the terms of this Agreement;

"Person" includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"Personal Data" has the meaning ascribed to such term in Section 4(xliv);

"Presentation" means the investor presentation of the Corporation dated September 2020 and titled "Cybin

–A life sciences company", a final copy of which was provided to the Co-Lead Agents by the Corporation; "President's List Purchasers" has the meaning ascribed to such term in Section 9(a) hereof;

"Prior Applications" means [REDACTED – DEFINITION]

"Pro Forma Capital Structure" means the issued and outstanding share capital of the Resulting Issuer after giving effect to the Business Combination (including options, warrants and other convertible securities) as set out in Schedule "A";

"psilocin" means 3–[2–(dimethylamino)ethyl]–4–hydroxyindole and any salt thereof;

"psilocybin" means 3–[2–(dimethylamino)ethyl]–4–phosphoryloxyindole and any salt thereof;

"Purchasers" means the Persons (as purchasers or beneficial purchasers, and which may include the Agents) for whom, pursuant to this Agreement, the Agents deliver to the Corporation, and which the Corporation accepts, complete and executed Subscription Agreements for the Offered Securities;

"Qualified Institutional Buyer" means a U.S. Accredited Investor who is also a "qualified institutional buyer", as such term is defined in Rule 144A under the U.S. Securities Act;

"Registered Plan" has the meaning ascribed to such term in Section 3(b)(xiv);

"restricted drug" has the meaning ascribed thereto in section J.01.001 of the FDR-J;

"Resulting Issuer" means Clarmin (proposed to be named "Cybin Corp.") after giving effect to the Business Combination;

"Resulting Issuer Broker Warrants" means the warrants to be issued by the Resulting Issuer in exchange for the Broker Warrants as a result of the Business Combination; provided that if such warrants are not issued by the Resulting Issuer, "Resulting Issuer Broker Warrants" shall refer to the obligations of the Resulting Issuer to issue Resulting Issuer Common Shares under the terms of the Broker Warrants;

"Resulting Issuer Common Shares" has the meaning ascribed thereto on page 1 hereof;

"Resulting Issuer Securities" means, collectively, the Resulting Issuer Common Shares, the Resulting Issuer Broker Warrants and the Broker Warrant Shares underlying the Resulting Issuer Broker Warrants;

"Right of First Opportunity Period" has the meaning ascribed to such term in Section 3(e);

"Securities Laws" means, unless the context otherwise requires, all applicable securities laws in each of the Designated Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the Securities Regulators;

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in the Designated Jurisdictions (including the TSXV and the Exchange);

"Selling Firms" has the meaning ascribed to such term on page 2 hereof;

"Shareholder Agreement" means the unanimous shareholder agreement dated October 22, 2019, among Cybin and the shareholders of Cybin;

"Subscription Agreement" means the form of subscription agreement agreed upon by the Agents and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Subscription Receipts as contemplated herein and shall include, for the avoidance of doubt, all schedules and exhibits thereto, as may be amended or supplemented;

"Subscription Receipt Agent" has the meaning ascribed such term on page 1 hereof;

"Subscription Receipt Agreement" has the meaning ascribed to such term on page 1 hereof;

"Subscription Receipts" has the meaning ascribed to such term on page 1 hereof;

"Subsidiary" means each of Natures Journey Inc. and Serenity Life Science Inc.;

"subsidiary" has the meaning ascribed to such term in the Securities Act (Ontario);

"Taxes" has the meaning ascribed to such term in Section 4(xxxii) hereof;

"Term Sheet" means a term sheet substantially in the form of the term sheet attached to the form of Subscription Agreement;

"TSXV" means the TSX Venture Exchange;

"United States" and "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Accredited Investor" means an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

"[REDACTED – DEFINITION]" has the meaning ascribed to such term in Schedule "F";

"U.S. Person" means a "U.S. person", as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"[REDACTED – DEFINITION]" has the meaning ascribed to such term in Schedule "F";

"[REDACTED – DEFINITION]"" has the meaning ascribed to such term in Schedule "F";

"[REDACTED – DEFINITION]"" has the meaning ascribed to such term in Schedule "F"; and

"[REDACTED – DEFINITION]"" has the meaning ascribed to such term in Schedule "F".

The following schedule is annexed to this Agreement, which schedule is deemed to be a part hereof and is hereby incorporated by reference herein:

Schedule "A" – Pro Forma Capital Structure

Schedule "B" – Locked-up Holders

Schedule "C" – Existing Obligations to Issue Securities

Schedule "D" – Share Capital of the Cybin Entities

Schedule "E" – Form of Broker Warrant Certificate

Schedule "F" – Disclosure Schedule

Schedule "G" – Terms and Conditions for United States Offers and Sales

TERMS AND CONDITIONS

1.(a) Sale on Exempt Basis. The Agents shall use their "best efforts" to arrange, severally, and not jointly or jointly and severally, for the purchase of the Offered Securities:

(i)in the Designated Jurisdictions on a private placement basis in compliance with applicable Securities Laws, provided that each Agent shall ensure that any offers or sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, will be made only to Qualified Institutional Buyers or U.S. Accredited Investors, pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act and similar registration exemptions under applicable state securities laws, in accordance with this Agreement and Schedule "G" hereto; and

(ii)in such other jurisdictions, as may be agreed upon between the Corporation and the Agents, on a private placement basis in compliance with all applicable securities laws of such other jurisdictions provided that no offering memorandum, prospectus, registration statement or similar document is required to be filed or delivered in such jurisdiction and no registration or similar requirement would apply with respect to the Corporation in connection with the Offering in such other jurisdiction.

(b)Filings. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Offered Securities such that the distribution of the Offered Securities may lawfully occur without the necessity of filing or delivering an offering memorandum, prospectus, registration statement or similar document in Canada or elsewhere, other than the confidential filing of the Presentation with applicable Securities Regulators by the Corporation, and the Agents undertake to use their best efforts to cause Purchasers to complete any forms required by Securities Laws or other applicable securities laws. All fees payable in connection with such filings under all applicable Securities Laws shall be at the expense of the Corporation.

(c)No Offering Memorandum. None of the Corporation or the Agents shall (i) provide to prospective Purchasers any document or other material or information that would constitute an offering memorandum within the meaning of Securities Laws in Canada, other than the Presentation, or (ii) other than in compliance with applicable law, engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities.

2.(a) Material Changes - Corporation. Until the earlier of the date that the Escrow Release Conditions are satisfied or waived in accordance with the provisions of the Subscription Receipt Agreement and the Escrow Deadline, the Corporation shall promptly:

(i)notify the Co-Lead Agents in writing if the Corporation becomes aware of any material fact not previously disclosed to the Agents, any material change or change in a material fact (in any case, whether actual, anticipated, or to its knowledge, contemplated or threatened and other than a change of fact relating solely to the Agents) or any event or development that would result in a material change or change in a material fact in the business of the Corporation, the terms of the Business Combination, or any other change that is of such a nature as to result in, or that could result in, this Agreement, the Presentation, or the other documents to be prepared and filed with the Securities Regulators in Canada by the Corporation or, to the knowledge of the Corporation, Clarmin in connection with the Business Combination containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or which could render any of the foregoing to be not in material compliance with any Securities Laws in Canada;

(ii)notify the Co-Lead Agents in writing of the full particulars of any actual, anticipated, or to the knowledge of the Corporation, contemplated, threatened or prospective, material change referred to in Section 2(b)(i) below;

(iii)if required to do so, issue or file or use commercially reasonable efforts to cause Clarmin to issue or file, promptly and, in any event, within all applicable time limitation periods with the applicable Securities Regulators in Canada, such press release or document as may be required under Securities Laws in Canada and shall comply with all other applicable filing and other requirements under the Securities Laws in Canada; and

(iv)in good faith discuss with the Co-Lead Agents within a reasonable amount of time any circumstance or event within the knowledge of the Corporation that is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in Sections 2(a)(i) or (ii) above.

(b)Material Changes - Clarmin. Until the earlier of the date that the Escrow Release Conditions are satisfied and the Escrow Deadline, Clarmin shall promptly:

(i)notify the Co-Lead Agents in writing if Clarmin becomes aware of any material fact not previously disclosed, any material change or change in a material fact (in any case, whether actual, anticipated, or to its knowledge, contemplated or threatened and other than a change of fact relating solely to the Agents) or any event or development that would result in a material change or change in a material fact with respect to Clarmin, the terms of the Business Combination or any other change that is of such a nature as to result in, or could result in this Agreement or the documents to be prepared and filed with the Securities Regulators in Canada by Clarmin in connection with the Business Combination containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or which could render any of the foregoing not in compliance with any Securities Laws in Canada;

(ii)notify the Co-Lead Agents in writing of the full particulars of any actual, anticipated, or to the knowledge of Clarmin, contemplated, threatened or prospective, material change referred to in Section 2(b)(i) above;

(iii)if required to do so, issue or file, promptly and, in any event, within all applicable time limitation periods with the applicable Securities Regulators in Canada, a press release, material change report or other document as may be required under Securities Laws in Canada and shall comply with all other applicable filing and other requirements under the Securities Laws in Canada; provided that subject to compliance with applicable Securities Laws in Canada, Clarmin shall not file any such new or amended disclosure documentation without first notifying the Agents, and shall not issue or file, as applicable, any press release or material change report without giving Co-Lead Agents an opportunity for review of the proposed forms, and who shall review any such documents as expeditiously as reasonably possible; and

(iv)in good faith discuss with the Co-Lead Agents within a reasonable amount of time any circumstance or event within the knowledge of Clarmin that is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in Sections 2(b)(i) or (ii) above.

3.(a) Covenants of the Corporation. The Corporation hereby covenants to the Agents and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the transactions contemplated by this Agreement, that the Corporation (including its successors and assigns if applicable) will:

(i)allow the Agents and their representatives to conduct all due diligence regarding the Corporation which the Agents may reasonably require to be conducted prior to the Closing Date, including making its senior management, legal counsel and auditors available to answer any questions which the Agents or their counsel may have and to participate in one or more due diligence sessions to be held prior to Closing;

(ii)use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions required to be fulfilled as set out in Section 6;

(iii)duly execute and deliver the Offering Documents and the Broker Warrant Certificates at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by them in all material respects;

(iv)subject to Applicable Law, obtain the prior approval of the Co-Lead Agents as to the content and form of any press release relating to the Offering, the Business and the Business Combination, such approval not to be unreasonably withheld, delayed or denied;

(v)give effect to the Business Combination as it relates to the Corporation forthwith following the release of the Escrowed Funds upon the satisfaction of the Escrow Release Conditions;

(vi)allow the Co-Lead Agents and their counsel a reasonable opportunity to review and comment on any documents relating to the Business Combination;

(vii)following the Escrow Release Date, use the net proceeds of the Offering substantially in the manner described in the Term Sheet;

(viii)ensure that the Offered Securities, on payment therefor, are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in this Agreement and the Subscription Receipt Agreement;

(ix)ensure that the Common Shares, upon issuance, shall be validly issued as fully paid and non-assessable and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(x)execute and deliver or file with the Securities Regulators as required all forms, notices and certificates relating to the Offering required to be filed pursuant to the Securities Laws in the time required by applicable Securities Laws, including, for greater certainty, all forms, notices, offering memoranda and certificates;

(xi)prior to the Closing Time, use commercially reasonably efforts to cause each of the officers, directors and securityholders of the Corporation listed in Schedule "B" (each, a "Locked Up Holder"), to enter into an undertaking in favour of the Agents in form and substance satisfactory to the Co-Lead Agents, on behalf of the Agents (the "Lock-Up Undertakings"), pursuant to which such person shall agree not to, and will not permit any of his, her or its affiliates (as such term is defined in the OBCA) to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise any common shares in the capital of the Resulting Issuer, or other securities convertible into or exercisable or exchangeable for common shares in the capital of the Resulting Issuer for a period of 120 days after the Escrow Release Date (subject to earlier termination in accordance with the terms of the

Lock-Up Undertaking), unless, subject to the exceptions set out in the Lock-Up Undertaking, they first obtain the prior written consent of the Co-Lead Agents, on behalf of the Agents, which consent will not be unreasonably withheld or delayed;

(xii)promptly notify the Agents of the receipt by the Corporation of any notice by any judicial or regulatory authority or any stock exchange requesting any information, meeting or hearing relating to such entity for the Offering;

(xiii)not amend the Amalgamation Agreement in any material respect without the consent of the Co-Lead Agents, on behalf of the Agents, which consent will not be unreasonably withheld, delayed or denied;

(xiv)use its commercially reasonable efforts to satisfy the Escrow Release Conditions prior to the Escrow Deadline;

(xv)duly execute and deliver the Escrow Release Certificate to the Agents, dated as of the date that the Escrow Release Conditions are satisfied;

(xvi)promptly notify the Co-Lead Agents in writing or disclose to the public if the Corporation no longer intends to complete the Business Combination prior to the Escrow Deadline;

(xvii)take all required actions to ensure that the capital structure of the Corporation after giving effect to the Business Combination will be consistent in all material respects with the Pro Forma Capital Structure as set out in Schedule "A";

(xviii)prepare and file a listing statement in the form prescribed by the Exchange (the "Listing Statement") prior to the Escrow Deadline, which statement will include historical financial statements for the Corporation and Clarmin as well as business, operational and management information that complies with all requirements of the Exchange and Securities Laws in all material respects;

(xix)immediately prior to the completion of the Business Combination, deliver a certificate signed by such officers as may be acceptable to the Co-Lead Agents, acting reasonably, certifying to the Agents that, after giving effect to the Business Combination, the share structure of the Resulting Issuer will substantially conform to the Pro Forma Capital Structure set out in Schedule "A" in all material respects; and

(xx)immediately prior to the completion of the Business Combination, deliver a certificate signed by an appropriate officer of the Corporation, addressed to the Co-Lead Agents, certifying that the Corporation is not in breach or default in any material respect of any of its covenants, obligations or representations and warranties under the Subscription Receipt Agreement, the Amalgamation Agreement or this Agreement, except (in the case of Subscription Receipt Agreement and this Agreement only) for those breaches or defaults that have been waived by the Co-Lead Agents, on behalf of the Agents; and

(xxi)immediately prior to the completion of the Business Combination, deliver a certificate signed by an appropriate officer of the Corporation, addressed to the Co-Lead Agents, certifying the termination of the Shareholder Agreement.

(b)Covenants of Clarmin. Clarmin hereby covenants to the Agents and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in the purchase of the Offered Securities (including their successors and assigns if applicable) that it will:

(i)allow the Agents and their representatives to conduct all due diligence regarding Clarmin which the Agents may reasonably require to be conducted prior to the Closing Date, including making its senior management, legal counsel and auditors available to answer any questions which the Agents or their counsel may have and to participate in one or more due diligence sessions to be held prior to Closing;

(ii)subject to applicable law, obtain the prior approval of the Co-Lead Agents as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld, delayed or denied;

(iii)subject to and upon completion of the Business Combination, promptly issue the following Resulting Issuer Securities immediately prior to giving effect to the Business Combination: (A) Resulting Issuer Common Shares upon the exchange of Common Shares; and (B) Resulting Issuer Broker Warrants upon exchange of the Broker Warrants;

(iv)subject to the completion of the Business Combination, ensure that, at all times a sufficient number of Resulting Issuer Common Shares (including the Broker Warrant Shares) are allotted and reserved for issuance in respect of the Resulting Issuer's obligations under the Resulting Issuer Securities;

(v)use commercially reasonable efforts to give effect to the Business Combination as soon as reasonably practicable, in any event prior to the Escrow Deadline;

(vi)give effect to the Business Combination forthwith following the release of the Escrowed Funds upon the satisfaction of the Escrow Release Conditions;

(vii)take the necessary measures to ensure the Clarmin Common Shares are delisted from the TSXV prior to the completion of the Business Combination;

(viii)subject to the completion of the Business Combination, ensure that the Resulting Issuer Common Shares, are, when issued upon the completion of the Business Combination, listed and posted for trading on the Exchange;

(ix)promptly notify the Agents of the receipt by Clarmin of any notice by any judicial or regulatory authority or any stock exchange requesting any information, meeting or hearing relating to such entity for the Offering or the Business Combination;

(x)not amend the Amalgamation Agreement in any material respect without the consent of the Co-Lead Agents, on behalf of the Agents, which consent will not be unreasonably withheld, delayed or denied;

(xi)for a period of 24 months from the Escrow Release Date, use its commercially reasonable efforts to maintain the status of the Resulting Issuer as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of applicable Canadian Securities Laws, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Resulting Issuer and shall not prevent the Resulting Issuer from completing a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Resulting Issuer Common Shares;

(xii)use its commercially reasonable efforts to maintain the listing of the Resulting Issuer Common Shares (including those issuable pursuant to the Offering) on the Exchange or such other recognized stock exchange or quotation system as the Resulting Issuer may decide, upon due consultation with the Co-Lead Agents, on behalf of the Agents, for a period of 24 months following the Escrow Release Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Resulting Issuer and shall not prevent the Resulting Issuer from completing a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Resulting Issuer Common Shares;

(xiii)at the date of completion of the Business Combination, make or obtain, as applicable all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by Clarmin or Clarmin Subco under Securities Laws necessary for the creation, issuance of the Resulting Issuer Securities upon completion of the Business Combination, and the consummation of the transactions contemplated by the Amalgamation Agreement;

(xiv)use commercially reasonable efforts to ensure that the Resulting Issuer Common Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts (each a "Registered Plan"); and

(xv)immediately prior to the completion of the Business Combination, deliver a certificate signed by an appropriate officer of Clarmin, addressed to the Agents, certifying that Clarmin is not in breach or default in any material respect of any of its covenants, obligations or representations and warranties under the Amalgamation Agreement or this Agreement, except (in the case of this Agreement only) for those breaches or defaults that have been waived by the Co-Lead Agents, on behalf of the Agents.

(c)Standstill – Corporation. The Corporation, and its successors, will not directly or indirectly, offer, issue, sell, grant an option or right in respect of, or agree to, announce any intention to, offer, issue, sell, grant an option or right in respect of, any equity or voting securities other than: (i) any issuance in connection with the Offering; (ii) any issuances relating to equity compensation grants to directors, officers, employees and consultants of the Corporation or the Resulting Issuer and shares issued upon their exercise pursuant to any stock option plan of the Corporation or the Resulting Issuer;

(iii)issuances upon the exercise of convertible securities, warrants or options outstanding at the date hereof;

(iv)issuances relating to strategic acquisitions in the ordinary course of business payable in Common Shares or Resulting Issuer Common Shares, or other strategic, consulting, licensing, joint venture or similar transactions; (v) issuances in connection with any acquisition of assets or a business or a strategic partnership or in connection with the grant of convertible securities, options or warrant to advisors or consultants of the Corporation or the Resulting Issuer; or (vi) any issuances pursuant to an internal reorganization, for a period commencing on the later of the Closing Date and the Escrow Release Date and ending 90 days from such date, without the prior written consent of the Co-Lead Agents, such consent not to be unreasonably withheld.

(d)Standstill – Clarmin. Clarmin, and its successors (including the Resulting Issuer), will not directly or indirectly, offer, issue, sell, grant an option or right in respect of, or agree to, announce any intention to, offer, issue, sell, grant an option or right in respect of, any equity or voting securities other than: (i) any issuance in connection with the Offering; (ii) any issuances relating to equity compensation grants to directors, officers, employees and consultants of Clarmin and shares issued upon their exercise pursuant to any stock option plan of Clarmin; (iii) issuances upon the exercise of convertible securities, warrants or options outstanding at the date hereof; (iv) issuances relating to strategic acquisitions in the ordinary course of business payable in common shares in the capital of Clarmin, or other strategic, consulting, licensing, joint venture or similar transactions; (v) issuances in connection with any acquisition of assets or a business or a strategic partnership or in connection with the grant of convertible securities, options or warrant to advisors or consultants of Clarmin; or (vi) any issuances pursuant to an internal reorganization for a period commencing on the later of the Closing Date and the Escrow Release Date and ending 90 days from such date, without the prior written consent of the Co-Lead Agents, such consent not to be unreasonably withheld.

(e)Right of First Refusal. Regardless of whether the Business Combination is completed, from the date of the Engagement Letter and provided that at least $14 million ("Minimum Offering") in gross proceeds are raised under the Offering, including total gross proceeds from President's List Purchasers, Stifel GMP and Eight shall each have the right of first refusal for a period of six months following the closing of the Offering (the "Right of First Opportunity Period") to participate in any selling group or underwriting syndicate, with each Co-Lead Agent retaining a minimum of 20% participation, for any brokered public or private issue of equity or debt securities by the Corporation (including the Resulting Issuer) or any subsidiary of the Corporation (including any subsidiary of the Resulting Issuer) if the Corporation (including the Resulting Issuer) requires the services of an agent or investment bank in connection with such transaction. For the avoidance of doubt, the right of first refusal granted to Stifel GMP and Eight hereby shall not apply to: (i) issuances of shares and/or securities convertible into shares upon the exercise of convertible securities outstanding as of the date hereof; (ii) issuances of options or shares as a result of exercises pursuant to options granted under the Corporation's stock option plan or shares pursuant to the Corporation's or Resulting Issuer's employee share purchase plan or other compensation arrangements for directors, officers, employees or consultants of the Corporation, the Resulting Issuer or their respective subsidiaries; (iii) issuances of shares and/or securities convertible into shares to third parties as consideration for the purchase of the assets or shares of any business or other entity owned by such third party or parties (or any of their affiliates) or in connection with a joint venture or strategic alliance transaction with such third party or parties; or (iv) issuances of shares and/or securities convertible into shares as consideration for any acquisition of assets or a business or a strategic partnership or in connection with the grant of convertible securities, options or warrant to advisors or consultants of the Corporation.

It is understood that the terms and conditions and related fees payable in connection with the services described above will be negotiated in good faith and be consistent with then prevailing market practice. If either Stifel GMP or Eight does not accept the terms and conditions contained in the Corporation's offer, the other Co-Lead Agent shall be still entitled to exercise its own right of first opportunity to act as underwriter or agent (as the case may be, depending on the nature of the transaction) retaining a minimum of 20% participation in connection with such transaction, provided that the terms and conditions of any such engagement shall be no more favourable to such Co-Lead Agent than the terms and conditions offered by the Corporation to Stifel GMP and Eight. For greater certainty, in no case shall the minimum participation retained by either Stifel GMP or Eight pursuant to this right of first refusal be greater than 20% without the prior written consent of the Corporation. If each of Stifel GMP and Eight do not accept the terms and conditions contained in the Corporation's offer, the Corporation may engage any other financial institution as manager, underwriter or agent (as the case may be, depending on the nature of the transaction) in connection with such transaction, provided that the terms and conditions of any such engagement shall be no more favourable to such other financial institution than the terms and conditions offered by the Corporation to Stifel GMP and Eight.

4.(a) Representations and Warranties of the Corporation. The Corporation represents and warrants to the Agents and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement, that:

(i)the Corporation is a corporation duly formed and validly existing under the OBCA and has all requisite corporate power and authority and is duly qualified and holds or has applied for all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted in all material respects, to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(ii)each Subsidiary is a corporation or other legal entity duly formed, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was formed, continued or amalgamated, as the case may be. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Corporation are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries;

(iii)except as disclosed in Section 4(iii) of the Disclosure Schedule, the Corporation has no direct or indirect subsidiary or any investment in any Person, other than the Subsidiaries;

(iv)the Corporation has all requisite corporate power and capacity to enter into each of this Agreement, the Subscription Receipt Agreement, the Subscription Agreements, the Broker Warrant Certificates and the Amalgamation Agreement, and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Subscription Receipts and the Common Shares issuable upon the conversion of the Subscription Receipts;

(v)each Cybin Entity has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each Cybin Entity holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on (collectively, "Licences") and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Corporation, no Cybin Entity has received a written notice of non-compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect. Neither the Offering (including the proposed use of proceeds) nor the Business Combination will have any adverse impact on the Licences or require a Cybin Entity, as applicable, to obtain any new licence or consent or approval thereunder;

(vi)the Corporation is not aware of any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force or any publicly disseminated or announced pending or contemplated change to any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force, that the Corporation anticipates a Cybin Entity will be unable to comply with or which could reasonably be expected to materially adversely affect the business of a Cybin Entity or the business environment or legal environment under which such entity operates;

(vii)there are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Corporation's knowledge, pending or threatened against or affecting any Cybin Entity or its directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation's knowledge, there is no basis therefor and no Cybin Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under this Agreement, the Subscription Agreements and the Subscription Receipt Agreement;

(viii)neither the Corporation nor any Subsidiary is in violation of its constating documents or, to the knowledge of the Corporation, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound;

(ix)at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under Canadian Securities Laws necessary for the execution and delivery of this Agreement, the Subscription Receipt Agreement, the Broker Warrant Certificates, the Subscription Agreements, and the creation, issuance and sale, as applicable, of the Offered Securities and the Common Shares issuable upon the conversion of the Subscription Receipts and the consummation of the transactions contemplated hereby and thereby will have been made or obtained, as applicable (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods and the confidential filing of the Presentation with applicable Securities Regulators, which documents shall be filed as soon as practicable after the applicable Closing Date and, in any event, within such deadline imposed by applicable Canadian Securities Laws);

(x)the Offered Securities and the Common Shares issuable upon the conversion or exercise, as applicable, of the Subscription Receipts and the Broker Warrants, will not be subject to a restricted period or to a statutory hold period under the Securities Laws in Canada, other than as described in the Subscription Agreements and the Broker Warrant Certificates;

(xi)each of the execution and delivery of this Agreement, the Subscription Receipt Agreement and the Subscription Agreements, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Subscription Receipts and the Broker

Warrants, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any statute, rule or regulation applicable to the Corporation including, without limitation, the Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(xii)at the Closing Time, each of this Agreement, the Subscription Agreements, the Broker Warrant Certificates and the Subscription Receipt Agreement shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xiii)at the Closing Time, all necessary corporate action will have been taken by the Corporation to reserve and allot for issuance the Common Shares issuable upon the conversion of the Subscription Receipts, as fully paid and non-assessable. On the Escrow Release Date, the Common Shares issuable upon the conversion of the Subscription Receipts will be validly issued as fully-paid and non-assessable shares in the capital of the Corporation;

(xiv)the Subscription Receipts, the Common Shares and Broker Warrants shall have the attributes corresponding in all material respects to the description thereof set forth in the Subscription Agreements, the Subscription Receipt Agreement and this Agreement;

(xv)at the Closing Time, all necessary corporate action will have been taken by the Corporation to authorize the issuance of the Broker Warrants and to authorize, reserve and allot for issuance the Broker Warrant Shares, as fully paid and non-assessable, upon the conversion of the Broker Warrants;

(xvi)no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(xvii)other than the Shareholder Agreement, the Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation;

(xviii)other than the Licences, no Cybin Entity is affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Cybin Entity to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Cybin Entity;

(xix)the authorized capital of the Corporation consists of an unlimited number of Common Shares and preferred shares, of which, as at the date hereof (prior to the completion of the Offering), 69,150,254 Common Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation and no preferred shares are outstanding. Other than the Offered Securities and as disclosed in Schedule "C", there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any Common Shares or other securities of the Corporation;

(xx)other than the Corporation, the authorized capital and issued capital of each Cybin Entity is set out in Schedule "D". Other than as disclosed in the Schedule "C", there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities or any Cybin Entity;

(xxi)the Subscription Receipt Agent, at its principal office in the City of Calgary, Alberta, has been duly appointed as the subscription receipt agent in respect of the Subscription Receipts and the Escrowed Funds;

(xxii)the issue of the Subscription Receipts, the Common Shares issuable upon the conversion of the Subscription Receipts or the Broker Warrants will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation;

(xxiii)other than the Leased Premises, each Cybin Entity is the absolute legal and beneficial owner of all of its material assets, and no other property or assets are necessary for the conduct of their business as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each Cybin Entity holds its assets (including any interest in, or right to earn an interest in, any Intellectual Property Rights) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Cybin Entities derive the interests thereof in such property are in good standing in all material respects. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Cybin Entities to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Cybin Entity is subject to any right of first refusal or purchase or acquisition right, and, no Cybin Entity has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(xxiv)no legal or governmental proceedings or inquiries are pending to which a Cybin Entity is a party or to which the property thereof is subject that would result in the revocation or modification of any material certificate, authority, permit or license that is necessary to conduct the business now conducted by a Cybin Entity and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to a Cybin Entity or with respect to the properties or assets thereof;

(xxv)there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding against or affecting any Cybin Entity, or, to the best of the Corporation's knowledge, the directors, officers or employees of any Cybin Entity, or, to the best of the Corporation's knowledge, pending or threatened against or affecting any Cybin Entity, or the directors, officers or employees of any Cybin Entity, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation's knowledge, there is no basis therefor and no Cybin Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect its ability to perform its obligations under this Agreement or the Amalgamation Agreement;

(xxvi)to the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which any Cybin Entity is a party is in default in the performance or observance thereof;

(xxvii)the Corporation Financial Statements will be prepared in accordance with IFRS, and will contain no material misrepresentations and will present fairly, in all material respects, the financial condition of the Corporation on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Corporation on a consolidated basis for the period then ended and contain and will reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation on a consolidated basis that are required to be disclosed in such financial statements;

(xxviii)the Corporation's auditors are, and were during the period covered by their reports, independent with respect to the Corporation in accordance with the rules of professional conduct applicable to auditors in Canada and applicable Canadian Securities Laws, and there has not been any reportable disagreement (within the meaning of NI 51-102) with such auditors with respect to audits of the Corporation;

(xxix)except as will be disclosed in the Corporation Financial Statements and except for liabilities incurred in the ordinary course of the business of the Corporation, there are no material liabilities whether direct, indirect, absolute, contingent or otherwise;

(xxx)except as will be disclosed in the Corporation Financial Statements, there are no material off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise;

(xxxi)each Cybin Entity maintains a system of internal accounting controls sufficient to provide reasonable assurances that, (A) transactions are executed in accordance with management's general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(xxxii)all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the "Taxes") due and payable by the Corporation and the

Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Corporation, (i) no examination of any tax return of the Corporation or the Subsidiary is currently in progress; and (ii) there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary in any case;

(xxxiii)each Cybin Entity owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing, other than the Prior Applications. To the knowledge of the Corporation, the Business of the Corporation and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any person. To the knowledge of the Corporation, the Business of the Corporation and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any person.. No bona fide claim has been made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any Intellectual Property Rights of any person;

(xxxiv)no Cybin Entity has received any written notice nor is the Corporation aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect;

(xxxv)no Cybin Entity has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of each Cybin Entity therein;

(xxxvi)each Cybin Entity has taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Corporation, each carries on a sufficient business to justify such filings;

(xxxvii)other than the Prior Applications, there are no material restrictions on the ability of any Cybin Entity to use its Intellectual Property Rights in the ordinary course of its business. None of the rights of each Cybin Entity in its Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by this Agreement and by the Business Combination;

(xxxviii)no Cybin Entity has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than a Cybin Entity has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights;

(xxxix)all registrations of Intellectual Property Rights owned by a Cybin Entity are in good standing and are recorded in the name of a Cybin Entity in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained;

(xl)	the Corporation acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Law in force (including the CDSA, the FDA, the
FDR-C, the FDR-J, the Criminal Code (Canada), and provincial, territorial and municipal laws relating to controlled substances, the Dangerous Drugs Act, the Food &
Drugs Act (Jamaica) and the Food and Drugs Regulations, 1975 (Jamaica), any
applicable state corporate practice of medicine statues or any applicable anti-money laundering legislation), which may change from time to time. The Corporation and the
Subsidiaries are in compliance with and have complied in all material respects with all
Applicable Law, including obtaining all material Authorizations, prior to the Closing
Time. All Authorizations issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from the
Office of Controlled Substances, other offices of Health Canada, the United States Food and Drug Administration, the CPSO, the Ministry of Health or any Governmental
Authority alleging or asserting non-compliance with any Applicable Law or
Authorization. Neither the Corporation nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA, the FDR-C, the NHPR, the FDR-J, the Food & Drugs Act (Jamaica)
or the Food and Drugs Regulations, 1975 (Jamaica), and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Corporation nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the
FDA, the FDR-C, the NHPR, the FDR-J, the Criminal Code, the Food & Drugs Act
(Jamaica), the Food and Drugs Regulations, 1975(Jamaica) or any provincial, territorial or municipal legislation that the Corporation or any Subsidiary have reason to believe could result in a Material Adverse Effect;
(xli)	all clinical, pre-clinical and other studies and tests (collectively, the "Clinical Trials")
conducted by or on behalf of the Corporation or any Cybin Entity related to the Business and/or the development of the Drug Products have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all Applicable Laws.
The descriptions of the results of the Clinical Trials described or referred to in the
Presentation are accurate and complete in all material respects and fairly represent the published data derived from the Clinical Trials and neither the Corporation nor any
Cybin Entity has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Presentation. Neither the Corporation nor any Cybin Entity has received any notices or written correspondence from any Governmental Authority or applicable regulatory authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial;

(xlii)	all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by each Cybin Entity in connection with their business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to its current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects;
(xliii)	no Cybin Entity has received any notice or communication from any customer or any applicable regulatory authority alleging a defect or claim in respect of any products supplied or sold by a Cybin Entity to a customer except in the ordinary course of business and, to the Corporation's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications required to be made by a Cybin Entity in respect of any products supplied or sold by a
Cybin Entity;
(xliv)	each Cybin Entity's information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT
Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Cybin Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. Each Cybin Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and to the knowledge of the Corporation, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person, nor any incidents under internal review or investigations relating to the same. Each Cybin Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. Each Cybin Entity has taken all necessary actions to comply with the Canada's Personal Information Protection and Electronic Documents
Act (and all other applicable laws and regulations with respect to Personal Data for which any non-compliance with same would be reasonably likely to have a Material Adverse
Effect);
(xlv)	except as may be disclosed in the Corporation Financial Statements, none of the directors, officers or employees of a Cybin Entity, any Person who owns, directly or indirectly, an ownership interest in a Cybin Entity or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction
(including, without limitation, any loan made to or by any such Person) with a Cybin
Entity which, as the case may be, materially affects, is material to or will materially affect the Cybin Entity;

(xlvi)	(i) the Corporation is not in material violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, "Environmental Laws"), including without limitation laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"); (ii) the
Corporation has obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the
"Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Corporation and to the knowledge of the Corporation, the
Corporation is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the
Corporation threatened, to revoke or limit any Environmental Permit; (iii) the
Corporation has not used, distributed, treated, stored, disposed of, transported or handled any Hazardous Substance, except in material compliance with all Environmental Laws and Environmental Permits; (iv) the Corporation has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Corporation there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation, nor has the Corporation received notice of any of the same; (vi) the
Corporation has not received any notice wherein it is alleged or stated that the
Corporation is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and
(vii) the Corporation has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites;
(xlvii)	no Cybin Entity has been determined to be in material violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any applicable federal, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, in Canada, the United
States or elsewhere, relating to environmental, health or safety matters in a manner that has had a Material Adverse Effect on such Cybin Entity;
(xlviii)	no current or proposed officer or director of a Cybin Entity, nor to the knowledge of the
Corporation, any employee of a Cybin Entity, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with a Cybin Entity or the business affairs of a Cybin Entity as now conducted or presently proposed to be conducted;
(xlix)	the Corporation and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Corporation in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the
Subsidiaries, and their respective directors, officers and employees, and the property and assets of the Corporation, are in good standing and in full force and effect in all material respects, and not in default. Each of the Corporation and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder;

(l)the Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which a Cybin Entity occupies the Leased Premises is in good standing and in full force and effect in all material respects. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein and the Amalgamation Agreement, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases;

(li)	with the exception of certain source deductions payable as of June 30, 2020, each Cybin
Entity is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages;
(lii)	there are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in compliance with all workers'
compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim;
(liii)	neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect;
(liv)	each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the "Employee Plans") has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans;
(lv)	no Cybin Entity, or, to the knowledge of the Corporation, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for,

any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any governmental officer or official in any jurisdiction, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws;
(lvi)	all information which has been prepared by the Corporation relating to the Corporation and made available to the Agents, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, does not contain a misrepresentation and no fact or facts have been omitted therefrom which would make such information materially misleading;
(lvii)	the minute books and corporate records of each Cybin Entity for the period from incorporation to the date hereof made available to the Agents are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of each Cybin Entity to the date hereof not reflected in such corporate records, other than those which are not material to each Cybin Entity, as the case may be;
(lviii)	the Corporation has a reasonable basis for disclosing any forward-looking information contained in the Presentation, is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102 and such forward looking information contained in the Presentation reflects the best currently available estimates and good faith judgments of the management of the Corporation as to the matters covered thereby, subject to the risk factors and other qualifying statements set forth in the Presentation;
(lix)	all information and statements contained in the Presentation (except information and statements relating solely to the Agents and furnished by them in writing specifically for use therein): (A) were true and correct in all material respects at the time of delivery of the Presentation; (B) contain no misrepresentation relating to the Corporation, the
Offering, the Subscription Receipts and the Business Combination, as required by
Canadian Securities Laws and the Presentation complies with applicable Canadian
Securities Laws; and (C) do not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made;
(lx)	the statistical, industry and market related data included in the Presentation is derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived;
(lxi)	the representations and warranties of the Corporation and, to the knowledge of the
Corporation, the representations and warranties of Clarmin in the Amalgamation
Agreement, a true copy of which has been provided to the Agents, are true and correct in all material respects or in all respects if already qualified by materiality as of the date of this Agreement, unless such representation or warranty was provided as of a particular date, in which case it shall have been true and correct in all material respects or in all respects if already qualified by materiality as of such date;

(lxii)	the Amalgamation Agreement has not been amended nor have any terms and conditions thereof been waived in any material respect, other than as disclosed in writing to the
Co-Lead Agents, on behalf of the Agents;
(lxiii)	the Corporation is not aware of any facts or circumstances that would cause it to believe that (A) the Business Combination will not be completed on or before the Escrow
Deadline, (B) the Business Combination will not be completed in accordance with the
Amalgamation Agreement, or (C) the Amalgamation Agreement will be terminated;
(lxiv)	neither the Corporation nor any Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has
(A) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including Canada's Corruption of Foreign Public Officials Act, or
(B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (x) to any Government
Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a
Government Official to do or omit to do any act in violation of his or her lawful duties;
securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the
Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.
(lxv)	the operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to the Bank Secrecy Act of 1970, as amended by the USA
Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing
Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Corporation and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any
Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation or its Subsidiaries with respect to the Money Laundering Laws is, to the Corporation's knowledge, pending or threatened; and

(lxvi)	the Corporation has not withheld from the Agents any material fact relating to the
Corporation.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Agreement made by the Corporation to the Agents shall also be deemed to be made for the benefit of Purchasers as if the Purchasers were also parties to this Agreement (it being agreed that the Agents are acting for and on behalf of the Purchasers for this purpose).

(b)Representations and Warranties of Clarmin. Clarmin represents and warrants to the Agents and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with its transactions contemplated by the Agreement:

(i)each of Clarmin and Clarmin Subco is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, and has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(ii)other than Clarmin Subco, Clarmin has no direct or indirect subsidiary or any investment or proposed investment in any Person that is or will be material to Clarmin;

(iii)each of Clarmin and Clarmin Subco has all requisite corporate power and capacity to enter into, as applicable, each of this Agreement and the Amalgamation Agreement, to perform the transactions contemplated herein and therein, including, without limitation, to issue the Resulting Issuer Securities;

(iv)each of Clarmin and Clarmin Subco has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each of Clarmin and Clarmin Subco holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Clarmin has not received a written notice of material non-compliance, nor does it know of, nor does it have reasonable grounds to know of, any facts that could give rise to a notice of material non-compliance with any such laws, regulations or permits;

(v)Clarmin is currently a "reporting issuer" in the provinces of British Columbia and Alberta and is in compliance, in all material respects, with all of its obligations under Securities Laws in Canada, and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators in any Designated Jurisdictions. Since January 1, 2019, Clarmin has not been the subject of any investigation by any stock exchange or any Securities Regulator. Clarmin is current with all filings required to be made by it under Securities Laws in Canada and other Applicable Laws, except where there would not be a material adverse effect in respect of Clarmin and is not aware of any material deficiencies in the filing of any documents or reports with any Securities Regulators in Canada since January 1, 2019 and there is no material change relating to Clarmin which has occurred and with respect to which the requisite news release or material change report has not been filed with the Securities Regulators in Canada since January 1, 2019;

(vi)since January 1, 2019, all documents filed by Clarmin (collectively, "Clarmin Disclosure Documents") under Securities Laws in Canada, as of their respective dates, were true and correct in all material respects, and did not contain any misrepresentation, except where there would not be a material adverse effect in respect of Clarmin;

(vii)Clarmin does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of Clarmin or Clarmin Subco to use, transfer or otherwise exploit its assets, none of the properties (or any interest in, or right to earn an interest in, any property) of Clarmin or Clarmin Subco is subject to any right of first refusal or purchase or acquisition right, and, neither Clarmin nor Clarmin Subco has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(viii)no legal or governmental proceedings or inquiries are pending to which Clarmin or Clarmin Subco is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by Clarmin or Clarmin Subco and, to the knowledge of Clarmin, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to Clarmin or Clarmin Subco with respect to the properties or assets thereof;

(ix)there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of Clarmin's knowledge, pending or threatened against or affecting Clarmin or Clarmin Subco, or the directors, officers or employees of Clarmin or Clarmin Subco, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of Clarmin's knowledge, there is no basis therefor and Clarmin or Clarmin Subco is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority;

(x)neither Clarmin nor Clarmin Subco is in violation of its constating documents in any material respect or, to the knowledge of Clarmin, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound except where there would not be a material adverse effect in respect of Clarmin;

(xi)each of the execution and delivery of this Agreement and the Amalgamation Agreement, and the performance by Clarmin and Clarmin Subco of its obligations hereunder or thereunder, the issue and sale of the Resulting Issuer Securities thereunder and the consummation of the transactions contemplated in this Agreement and the Amalgamation Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (A) any statute, rule or regulation applicable to Clarmin or Clarmin Subco including, without limitation, the Securities Laws; (B) assuming the filing of articles of amendment, the constating documents, by-laws or resolutions of Clarmin or Clarmin Subco which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which Clarmin or Clarmin Subco is a party or by which Clarmin or Clarmin Subco is bound; or (D) any judgment, decree or order binding Clarmin or Clarmin Subco or the property or assets of Clarmin or Clarmin Subco;

(xii)at the completion of the Business Combination, all necessary corporate action will have been taken by Clarmin to authorize the issuance of the Resulting Issuer Securities upon completion of the Business Combination and to reserve and allot for issuance the Resulting Issuer Securities, the Resulting Issuer Securities will be validly issued as fully-paid and non-assessable securities;

(xiii)no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of Clarmin has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of Clarmin, are pending, contemplated or threatened by any regulatory authority;

(xiv)the Clarmin Financial Statements have been prepared in accordance with IFRS, contain no misrepresentations and present fairly, in all material respects, the financial condition of Clarmin as at the date thereof and the results of the operations and cash flows of Clarmin for the period then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Clarmin that are required to be disclosed in such financial statements and there has been no material change in the financial condition, results of operations or accounting policies or practices of Clarmin since December 31, 2019, other than as disclosed in the Clarmin Financial Statements;

(xv)Clarmin's auditors are, and were during the period covered by their reports, independent with respect to Clarmin in accordance with the rules of professional conduct applicable to auditors in Canada and applicable Canadian Securities Laws, and there has not been any reportable disagreement (within the meaning of NI 51-102) with such auditors with respect to audits of Clarmin;

(xvi)there are no material liabilities of Clarmin whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Clarmin Financial Statements which are not disclosed or reflected in the Clarmin Financial Statements;

(xvii)as at the date hereof, Clarmin has not incurred and is not committed to any material decommissioning or remediation obligations or environmental liabilities in respect of any mineral exploration properties;

(xviii)(i) Clarmin is not in material violation of any Environmental Laws, including without limitation laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances; (ii) Clarmin has obtained all Environmental Permits necessary as at the date hereof for the operation of the businesses carried on by Clarmin and to the knowledge of Clarmin, Clarmin is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of Clarmin threatened, to revoke or limit any Environmental Permit; (iii) Clarmin has not used, except in material compliance with all Environmental Laws and Environmental Permits, and other than as may be incidental to mineral resource exploration, development, mining, recovery, processing or milling, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance; (iv) Clarmin has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of Clarmin there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of Clarmin, nor has Clarmin received notice of any of the same; (vi) Clarmin has not received any notice wherein it is alleged or stated that Clarmin is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) Clarmin has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites;

(xix)all Taxes due and payable by Clarmin and Clarmin Subco have been paid within the required time period. No tax returns, declarations, remittances and filings have been required to be filed by Clarmin and Clarmin Subco. There are no issues or disputes outstanding with any Governmental Authority respecting any taxes that may be payable by Clarmin or Clarmin Subco in any case;

(xx)Clarmin maintains a system of internal accounting controls sufficient to provide reasonable assurances that, (A) transactions are executed in accordance with management's general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(xxi)other than the Amalgamation Agreement or as otherwise disclosed in the Clarmin Disclosure Documents, Clarmin is not a party to any material agreements and other material documents and instruments;

(xxii)each of Clarmin and Clarmin Subco is not party to any agreement, nor is Clarmin aware of any agreement, which in any manner affects the voting control of any of the securities of Clarmin or Clarmin Subco;

(xxiii)each of Clarmin and Clarmin Subco is not a party to, bound by or, to the knowledge of Clarmin, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of Clarmin or Clarmin Subco to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of Clarmin or Clarmin Subco currently or after giving effect to the Business Combination;

(xxiv)since January 1, 2019, neither Clarmin nor Clarmin Subco has been in material violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters;

(xxv)the authorized capital of Clarmin consists of an unlimited number of Clarmin Common Shares, of which, as at the date hereof (prior to the completion of the Offering), 14,200,001 Clarmin Common Shares are issued and outstanding as fully paid and non-assessable shares in the capital of Clarmin. Other than as disclosed in Schedule "C" hereto, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities of Clarmin;

(xxvi)Clarmin is the sole holder of all of the issued and outstanding securities in the capital of Clarmin Subco;

(xxvii)neither Clarmin nor Clarmin Subco, nor any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any official in any jurisdiction, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws;

(xxviii)the minute books and corporate records of Clarmin for the period from incorporation to the date hereof made available to the Agents contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of Clarmin to the date hereof not reflected in such corporate records, other than those which are not material to Clarmin;

(xxix)the representations and warranties of Clarmin and, to the knowledge of Clarmin, the representations and warranties of the Corporation in the Amalgamation Agreement, a true copy of which has been provided to the Agents, are true and correct in all material respects or in all respects if already qualified by materiality as of the date of this Agreement, unless such representation or warranty was provided as of a particular date, in which case it shall have been true and correct in all material respects or in all respects if already qualified by materiality as of such date;

(xxx)the Amalgamation Agreement has not been amended nor have any terms and conditions thereof been waived in any material respect, other than as disclosed in writing to the Co-Lead Agents, on behalf of the Agents;

(xxxi)Clarmin is not aware of any facts or circumstances that would cause it to believe that

(A)the Business Combination will not be completed on or before the Escrow Deadline,

(B)the Business Combination will not be completed in accordance with the Amalgamation Agreement, or (C) the Amalgamation Agreement will be terminated;

(xxxii)neither Clarmin nor to the knowledge of Clarmin, any director, officer, employee, consultant, representative or agent of the foregoing, has (A) violated any anti-bribery or anti-corruption laws applicable to Clarmin and the Subsidiaries, including Canada's Corruption of Foreign Public Officials Act, or (B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (x) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of Clarmin in obtaining or retaining business for or with, or directing business to, any person; or (y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Clarmin nor to the knowledge of Clarmin, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded Clarmin, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(xxxiii)the operations of Clarmin are and have been conducted at all times in compliance with the requirements of applicable Money Laundering Laws and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving Clarmin with respect to the Money Laundering Laws is, to Clarmin's knowledge, pending or threatened;

(xxxiv)there is no Person acting or purporting to act at the request or on behalf of Clarmin that is entitled to any brokerage or finder's fee or other compensation in connection with the transactions contemplated by this Agreement or the Amalgamation Agreement; and

(xxxv)Clarmin has not withheld from the Agents any material fact relating to Clarmin.

It is further agreed by Clarmin that all representations, warranties and covenants contained in this Agreement made by Clarmin to the Agents shall also be deemed to be made for the benefit of Purchasers as if the Purchasers were also parties to this Agreement (it being agreed that the Agents are acting for and on behalf of the Purchasers for this purpose).

(c)Representations, Warranties and Covenants of the Agents. Each of the Agents hereby severally and not jointly or jointly and severally represents, warrants and covenants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the completion of the Offering, that:

(i)it has and will conduct activities in connection with arranging for Purchasers of the Offered Securities in compliance with Applicable Law including, without limitation, the Securities Laws and has and will only solicit offers to purchase Subscription Receipts in such manner that, pursuant to Securities Laws, no prospectus, registration statement, offering memorandum or similar document needs to be delivered or filed, other than the confidential filing of the Presentation with the Securities Regulators by the Corporation and any prescribed reports of the issue and sale of the Subscription Receipts;

(ii)it is duly incorporated and is in good standing in its jurisdiction of incorporation, has all requisite corporate power and authority to enter into and carry out its obligations under this Agreement, and, if applicable, the Subscription Receipt Agreement, and is duly licensed and registered in accordance with applicable Securities Laws;

(iii)it has not and will not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum under Securities Laws in Canada, other than the Presentation;

(iv)it will obtain from each Purchaser settling directly through the Agents an executed and duly completed Subscription Agreement in a form reasonably acceptable to the Corporation and to the Co-Lead Agents, on behalf of the Agents relating to the transactions herein contemplated;

(v)it is acquiring the Broker Warrants and the Common Shares or Resulting Issuer Common Shares, as the case may be, issuable upon the exercise of the Broker Warrants, and any securities issuable in connection with the Business Combination, as principal for its own account and not for the benefit of any other person and it is an "accredited investor" within the meaning of NI 45-106 or section 73.3 of the Securities Act (Ontario), as applicable; and

(vi)it will not use, disseminate or disclose to any third party (other than each Agent's affiliates, partners, employees, agents, advisors and representatives in connection with its engagement hereunder) any confidential information of the Corporation, Clarmin or any of their respective subsidiaries (whether of an operations, contractual, business, financial or marketing nature) received in connection with, or pursuant to, the transactions contemplated by this Agreement (the "Confidential Information"), provided that the Confidential Information does not include information that: (i) is or becomes generally available to and known by the public; (ii) is or was acquired by the Agent from a third party free of any restrictions as to its disclosure; (iii) has been or is developed by the Agents without reference to the Confidential Information; (iv) is used, disseminated or disclosed pursuant to Applicable Law or at the request of any Governmental Authority; or (v) is disclosed by the Agent in the context of enforcing its rights under this Agreement.

5.Closing Deliveries. The purchase and sale of the Offered Securities shall be completed by electronic means at the Closing Time or at the offices of Aird & Berlis LLP in Toronto, Ontario or at such other place as the Co-Lead Agents and the Corporation may agree upon in writing. At the Closing Time, the Corporation shall, subject to the provisions of Section 6, direct the Subscription Receipt Agent to issue the Offered Securities by way of book-entry securities in accordance with the "non-certificated inventory" rules and procedures of CDS, and shall direct CDS to credit the Subscription Receipts to the accounts of participants of CDS as designated by Stifel GMP, against payment to the Subscription Receipt Agent of the aggregate Issue Price therefor (less the amounts payable to the Agents provided in Section 9 and Section 10, which Stifel GMP will deduct from the proceeds to be paid to the Subscription Receipt Agent), in lawful money of Canada by electronic money transfer; provided that, at the request of either Co-Lead Agents, the Corporation shall cause the Subscription Receipt Agent to deliver physical certificates or direct registration statements to such Purchasers as either Co-Lead Agent may direct. The Agents and the Corporation may discharge their payment obligations under this section by delivery of certified cheques or bank drafts from the Agents to the Subscription Receipt Agent, or by electronic money transfer equal to the aggregate Issue Price for the Subscription Receipts issued under the Offering.

6.Closing Conditions. Each Purchaser's obligation to purchase the Offered Securities shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)the Agents shall have received a certificate, dated as of the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of Clarmin or such other officers as the Co-Lead Agents may agree, certifying for and on behalf of Clarmin (without personal liability), to the best of their knowledge, information and belief, after due inquiry, that:

(i)except for the halt in the trading of Clarmin's securities on the TSXV in connection with the Business Combination, no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of Clarmin, or prohibiting the issue and sale of the Subscription Receipts or any of Clarmin's securities has been issued by any Securities Regulator and is continuing in effect and no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any Securities Regulator;

(ii)since December 31, 2019, (A) there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, prospects, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Clarmin, and (B) no material transactions have been entered into by Clarmin, other than the Business Combination;

(iii)Clarmin has complied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case Clarmin has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case Clarmin has satisfied in all respects) all covenants, the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(iv)the representations and warranties of Clarmin contained in this Agreement and any certificate of Clarmin delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality qualification or Material Adverse Effect, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time; and

(v)Clarmin has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which Clarmin is party or by which it is bound, required for the execution and delivery of this Agreement, the offering and sale of the Offered Securities and the consummation of the other transactions contemplated by this Agreement (subject to completion of filings with certain regulatory authorities following the Closing Date);

(b)the Agents shall have received a certificate, dated as of the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation or such other officers as the Co-Lead Agents may agree, certifying for and on behalf of the Corporation (without personal liability), to the best of their knowledge, information and belief, after due inquiry, that:

(i)no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation or prohibiting the issue and sale of the Subscription Receipts or any of the Corporation's securities, has been issued by any Securities Regulator and is continuing in effect and no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any Securities Regulator;

(ii)since formation, (A) there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, prospects, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, and

(B) no material transactions have been entered into by the Corporation, other than the Business Combination;

(iii)the Corporation has complied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has satisfied in all respects) all covenants, the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(iv)the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality qualification or Material Adverse Effect, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time; and

(v)the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is party or by which it is bound, required for the execution and delivery of this Agreement and the Subscription Agreements, the offering and sale of the Offered Securities and the consummation of the other transactions contemplated by this Agreement (subject to completion of filings with certain regulatory authorities following the Closing Date);

(c)the Agents shall have received a certificate dated the Closing Date, signed by an appropriate officer or officers of the Corporation and Clarmin (in each case, without personal liability) addressed to the Agents, with respect to the notice of articles, articles, by-laws and other constating documents of the Corporation and Clarmin, as the case may be, all resolutions of the Corporation's and Clarmin's board of directors, as the case may be, relating to this Agreement, the Subscription Receipt Agreement, the Broker Warrants, the Subscription Agreements, the Offered Securities, the Common Shares and otherwise pertaining to the purchase and sale of the Offered Securities and the transactions contemplated hereby and thereby, and the incumbency and specimen signatures of signing officers;

(d)the Agents shall have received a certificate of compliance (or equivalent) with respect to the jurisdiction in which each Cybin Entity, Clarmin and Clarmin Subco is in existence, as the case may be;

(e)the Subscription Agreements, the Subscription Receipt Agreement and the Broker Warrants shall have been executed and delivered by the Corporation in form and substance satisfactory to the Agents, acting reasonably;

(f)the Agents shall have received a certificate from Clarmin's transfer agent as to the number of common shares of Clarmin issued and outstanding as at a date not more than two Business Days prior to the Closing Date;

(g)the Agents shall have received legal opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents, acting reasonably, dated as of the applicable Closing Date, from Aird & Berlis LLP, counsel to the Corporation, and where appropriate, counsel in the other Designated Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Corporation, as appropriate, with respect to the following matters:

(i)as to the incorporation and valid existence of the Corporation;

(ii)as to the authorized and issued capital of the Corporation;

(iii)the corporate power, capacity and authority of the Corporation to carry on its business as presently carried on and to own, lease and operate its properties and assets, and to carry out its obligations under this Agreement, the Subscription Receipt Agreement, the Subscription Agreements and the Broker Warrants, and to issue the Offered Securities;

(iv)all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement and the Broker Warrant Certificates and the performance by the Corporation of its obligations hereunder and thereunder and the issuance of the Offered Securities;

(v)each of Offering Documents, the Broker Warrant Certificates and the Amalgamation Agreement has been duly authorized and executed and delivered by the Corporation and constitutes a valid and legally binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(vi)the execution and delivery of each of the Offering Documents, the Broker Warrant Certificates and the Amalgamation Agreement, the performance by the Corporation of its obligations hereunder and thereunder and the issuance and sale of the Offered Securities and Broker Warrants do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) the OBCA; (B) the constating documents; and (C) any resolutions of the directors and shareholders of the Corporation;

(vii)the Offered Securities and Broker Warrants have been validly created, executed (if issued in certificated form) and issued by the Corporation;

(viii)the Common Shares issuable upon the conversion of the Subscription Receipts have been authorized and reserved for issuance to the Purchasers. The Common Shares, upon their issuance in accordance with the terms of the Subscription Receipt Agreement, will have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(ix)the Broker Warrant Shares have been authorized and reserved for issuance and, upon their issuance in accordance with the terms of the Broker Warrants or the Resulting Issuer Broker Warrants, as applicable, will be validly issued as fully paid and non assessable shares in the capital of the Corporation or the Resulting Issuer, as the case may be;

(x)the issuance and sale by the Corporation of the Offered Securities to the Purchasers resident in the Designated Jurisdictions in Canada and the Broker Warrants to the Agents in accordance with the terms of the Subscription Agreements and in accordance with the terms of this Agreement, are exempt from the prospectus requirements of applicable Securities Laws in Canada and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained by the Corporation under applicable Securities Laws to permit such issuance and sale, subject only to the filing of the requisite forms under applicable Securities Laws;

(xi)the issuance of the Common Shares upon the conversion of the Subscription Receipts and exercise of the Broker Warrants will be exempt from the prospectus requirements of applicable Securities Laws of the Designated Jurisdictions in Canada and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained by the Corporation under applicable Securities Laws of the Designated Jurisdictions in Canada to permit such issuance and sale;

(xii)the Subscription Receipt Agent, at its principal office in the City of Calgary, Alberta, has been duly appointed as the subscription receipt agent in respect of the Subscription Receipts and the Escrowed Funds;

(xiii)the form of Broker Warrant Certificate has been duly approved and adopted by the board of directors of the Corporation and complies in all material respects with the constating documents of the Corporation, applicable corporate law, and the requirements of the Exchange; and

(xiv)to such other matters as may reasonably be requested by the Agents no less than 48 hours prior to the Closing Time;

(h)if any Offered Securities are being sold to persons in the United States pursuant to this Agreement and Schedule "G" hereto, the Agents shall have received an opinion from Dorsey & Whitney LLP, special U.S. legal counsel to the Corporation, in form and substance reasonably satisfactory to the Agents, to the effect that (i) registration under the U.S. Securities Act is not required in connection with the offer and sale of the Offered Securities and (ii) provided no compensation is paid to solicit such exchange, registration under the U.S. Securities Act is not required for the Common Shares issued upon conversion of the Offered Securities provided that such offers and sales are made in compliance with Schedule "G" to this Agreement and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Offered Securities, Common Shares or Resulting Issuer Securities;

(i)the Agents shall have received legal opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents, acting reasonably, dated as of the applicable Closing Date, from O'Neill Law LLP, counsel to Clarmin, and where appropriate, counsel in the other Designated Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of Clarmin, as appropriate, with respect to the following matters:

(i)as to the incorporation and valid existence of Clarmin and Clarmin Subco;

(ii)as to the authorized and issued capital of Clarmin and Clarmin Subco;

(iii)that Clarmin is a reporting issuer under applicable Securities Laws in each of the provinces of British Columbia and Alberta and is not on the list of defaulting issuers maintained under such legislation;

(iv)the corporate power, capacity and authority of each of Clarmin and Clarmin Subco to carry on its business as presently carried on and to own, lease and operate its properties and assets and to carry out its obligations under this Agreement and the Amalgamation Agreement;

(v)all necessary corporate action has been taken by Clarmin and Clarmin Subco, as applicable, to authorize the execution and delivery of this Agreement and the Amalgamation Agreement and the performance by Clarmin and Clarmin Subco of its obligations thereunder;

(vi)this Agreement has been duly authorized and executed and delivered by Clarmin, and the Amalgamation Agreement has been duly authorized and executed and delivered by Clarmin and Clarmin Subco, each constituting a valid and legally binding agreement of Clarmin and Clarmin Subco enforceable against each in accordance with its terms except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(vii)the execution and delivery of this Agreement and the Amalgamation Agreement, the performance by each of Clarmin and Clarmin Subco of its obligations thereunder and the issuance and sale of the Resulting Issuer Securities in connection with the Business Combination does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any statute, rule or regulation applicable to Clarmin or Clarmin Subco; (B) the constating documents of each of Clarmin and Clarmin Subco; and (C) any resolutions of the directors and shareholders of Clarmin;

(viii)the Resulting Issuer Securities issuable in connection with the Business Combination have been authorized and reserved for issuance in accordance with the terms of the Amalgamation Agreement. The Resulting Issuer Common Shares, including the Broker Warrant Shares, upon their issuance in accordance with the terms of the Amalgamation Agreement, will have been validly issued as fully paid and non-assessable shares in the capital of Clarmin;

(ix)the issuance of the Resulting Issuer Securities in connection with the Business Combination will be exempt from the prospectus requirements of applicable Securities Laws in Canada and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained by the Resulting Issuer under applicable Securities Laws to permit such issuance and sale; and

(x)the first trade in the Resulting Issuer Securities being exempt from the prospectus requirements of applicable Securities Laws in Canada and no prospectus, offering memorandum or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Resulting Issuer under applicable Securities Laws to permit such trade through registrants registered under applicable Securities Laws who have complied with such laws and the terms and conditions of their registration, provided that at the time of such trade;

(A)the Resulting Issuer is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(B)the trade is not a "control distribution" (as defined in NI 45-102);

(C)no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

(D)no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(E)if the selling security holder is an insider or officer of the Resulting Issuer, the selling securityholder has no reasonable grounds to believe that the Corporation is in default of "securities legislation" (as defined in National Instrument 14-101 – Definitions);

(j)the Agents shall have received legal opinions addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, dated as of the Closing Date, from counsel to the Subsidiaries with respect to the following matters: (i) the incorporation and subsistence of each Subsidiary; (ii) the corporate power, capacity and authority of each Subsidiary to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized and issued capital of each Subsidiary; and (iv) the registered owners of the issued and outstanding securities of each Subsidiary;

(k)the Agents shall have received a legal opinion addressed to the Agents and their counsel, in form and substance satisfactory to the Agents, acting reasonably, dated as of the Closing Date, from counsel to the Corporation in Jamaica with respect to the applicable regulatory framework in Jamaica regarding the importation, sale and manufacture of Drug Products, including clinical trials related to such Drug Products and nutraceutical based medicines;

(l)the Agents shall have been satisfied, in their sole discretion, with the results of their due diligence review of each of the Cybin Entities and Clarmin and their respective businesses, operations and financial conditions and market conditions at the Closing Time;

(m)the Agents shall have received the executed Lock-Up Undertakings from each Locked-Up Holder, in a form satisfactory to the Co-Lead Agents, on behalf of the Agents, as required pursuant to Section 3(a)(xi) of this Agreement;

(n)the Agents shall have received officer's certificates signed by an appropriate officer of Cybin certifying the number of securities (including convertible securities and other rights to acquire units, shares or other ownership interests) to be issued and outstanding upon completion of the Business Combination; and

(o)the Agents having received such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Agents or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

7.Rights of Termination. The Agents (or any one of them) shall be entitled to terminate their obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)Material change out – there shall have occurred any material change or change in a material fact or a material adverse change or effect on the business or affairs of the Corporation, Clarmin or any Cybin Entity, or the Agents shall discover any previously undisclosed material fact which in the reasonable opinion of the Agents (or any one of them) would be expected to have a material adverse effect on the market price or value of the securities of the Corporation, Clarmin or the Cybin Entities (including the Subscription Receipts and the Resulting Issuer Securities);

(b)Litigation or regulatory out – any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to any Cybin Entity or Clarmin or any one of the officers or directors or principal shareholders thereof where wrong-doing is alleged or any order is issued under or pursuant to any statute of Canada or any province thereof or any other governmental department, commission, board, bureau, agency or instrumentality;

(c)Disaster out – there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, pandemic, war or act of terrorism of national or international consequence or any new or change in any law or regulation which, in the opinion of the Agents (or any one of them), acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Cybin Entities or Clarmin or the market price or value of the securities of the Corporation or Clarmin (including the Resulting Issuer Securities);

(d)Cease-trade out - any order, action, proceeding or cease trading order which operates to prevent or restrict the trading of the Subscription Receipts, Resulting Issuer Securities or any other securities of the Corporation, Clarmin or any of Cybin Entity is made or threatened by a securities regulatory authority, and the same has not been rescinded, revoked or withdrawn;

(e)Market out – the state of the Canadian, U.S. or international financial markets is such that, in the reasonable opinion of the Agents (or any one of them), the Subscription Receipts cannot be profitably marketed;

(f)Due diligence out – any of the Agents are not satisfied, in their sole discretion, acting reasonably, with the completion of its due diligence investigations of any Cybin Entities or Clarmin; or

(g)Material Breach – the Corporation or Clarmin is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation or Clarmin in this Agreement becomes or is false in any material respect.

Each of the Corporation and Clarmin agrees that the conditions contained in Section 7 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation or Clarmin, and each of the Corporation or Clarmin will use its commercially reasonable efforts to cause all such conditions to be complied with. Any material breach or failure to comply with any of the conditions set out in Section 7 shall entitle the Agents (or any one of them) to terminate their obligation under this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agents in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing and signed by the Co-Lead Agents.

8.Exercise of Termination Right. The rights of termination contained in Section 7 may be exercised by either Co-Lead Agent, or, where specified, any Agent acting alone and are in addition to any other rights or remedies the Agents or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. If the obligations of an Agent are terminated under this Agreement pursuant to the termination rights provided for in Section 7, the Corporation's liabilities to that Agent shall be limited to the Corporation's obligations under the indemnity, contribution and expense provisions of this Agreement.

9.Agents' Compensation.

(a)As consideration for the Agents' services in connection with the issue and sale of the Offered Securities under the terms of this Agreement, the Corporation agrees to: (i) pay to the Agents a cash fee equal to the aggregate of 6.0% of the gross proceeds from the sale of the Offered Securities the "Agents' Commission"), except that, in respect of gross proceeds from the sale of Subscription Receipts to purchasers designated by the Corporation in writing to the Agents at least three Business Days prior to the Closing Date and agreed to by the Agents (the "President's List Purchasers"), the Corporation shall pay to the Agents a financial advisory fee equal to 1.5% of the gross proceeds from the issuance and sale of Subscription Receipts to such President's List Purchasers, not including the proceeds from the issuance and sale of Subscription Receipts to President's List Purchasers who are persons in the United States or are, or are purchasing for the account or benefit of, U.S. Persons and are settling directly with the Corporation, if any (the "Advisory Fee and together with the Agents' Commission, the "Agents' Fee"); (ii) issue to the Agents non-transferable broker warrants (the "Broker Warrants"), evidenced by a certificate in the form attached hereto as Schedule "E", equal to 6.0% of the number of Subscription Receipts sold pursuant to the Offering, except that, no Broker Warrants shall be issued to the Agents in respect of those sales to President's List Purchasers. Each Broker Warrant shall be exercisable at the Issue Price into one Broker Warrant Share from and after the closing date of the Business Combination until such date that is 24 months following the closing date of the Business Combination. The Agents acknowledge that the Broker Warrants, the Subscription Receipts and the Common Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States. In connection with the issuance of the Broker Warrants, each Agent represents, warrants and covenants that (i) it is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person; (ii) it is not a U.S. Person and is not acquiring the Broker Warrants in the United States, or on behalf of a U.S. Person or a person located in the United States; and (iii) this Agreement was executed and delivered outside the United States. Each Agent acknowledges and agrees that the Broker Warrants may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to registration under the U.S. Securities Act or the applicable securities laws of any state of the United States.

(b)On the Closing Date, the Broker Warrants shall be delivered to the Agents and 50% of the Agents' Fee and Additional Cash Compensation shall be paid to the Agents by Stifel GMP deducting such amount from the aggregate proceeds to be paid to the Subscription Receipt Agent pursuant to Section 5 of this Agreement and the terms of the Subscription Receipt Agreement. The balance of the Agents' Fee and the Additional Cash Compensation shall be paid shall be delivered, to the Agents on the Escrow Release Date. If the Escrow Release Date does not occur prior to the Escrow Deadline and the Escrowed Proceeds are refunded to Purchasers, the unpaid balance of the Agents' Fee and the Additional Cash Compensation (which forms part of the Escrowed Proceeds) will not be earned and will not be payable by the Corporation.

(c)Any commission or fee paid to anyone other than the Agents in connection with this Agreement (including without limitation any other financial advisor or finder in connection with President's List Purchasers), such commission or fee shall be for the Corporation's account and shall not reduce the amount payable to the Agents under this Agreement.

10.Expenses. Whether or not the Offering shall be completed, the Corporation shall pay all reasonable expenses of the Offering, including but not limited to, fees and disbursements of accountants and auditors, technical consultants and other applicable experts; all costs and expenses related to roadshows and marketing activities, printing, filing, issue, sale, and distribution, stock exchange approval and other regulatory compliance; all out-of-pocket expenses of the Agents (the "Agents' Expenses") including, but not limited to, travel expenses, expenses incurred in connection with due diligence and marketing activities, subject to a maximum of $30,000, and the fees and disbursements of the Agents' counsel to a maximum of $150,000, plus applicable disbursements and taxes, and all taxes payable in respect of any of the foregoing. Stifel GMP shall provide the Corporation with an estimate of the Agents' Expenses therefor not less than one (1) Business Day prior to the Closing Date. On the Closing Date, the Agents' Expenses shall be paid by Stifel GMP deducting such amount from the aggregate proceeds to be paid to the Subscription Receipt Agent pursuant to Section 5 of this Agreement. The remaining amount equal to all Agents' Expenses incurred by the Agents not previously paid to the Agents on the Closing Date shall be paid on the date of the Escrow Release Certificate.

11.Survival. All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement shall survive the issue and sale of the Offered Securities and continue in full force and effect for the benefit of the Agents, the Purchasers, the Corporation and/or Clarmin regardless of the Closing of the Offering and of any investigations carried out by the Agents or on their behalf and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the issue and sale of the Offered Securities or otherwise for a period ending on the date that is three (3) years following the Closing Date; provided that the provisions contained in this Agreement in any way related to indemnification or the contribution obligations, including without limitation those contained in Section 12, shall survive and continue in full force and effect, indefinitely. In this regard, the Agents shall act as trustees for the Purchasers and accept these trusts and shall hold and enforce such rights on behalf of the Purchasers.

12.Indemnity by the Corporation. The Corporation agrees to indemnify and hold harmless the Agents, each of their subsidiaries and affiliates and each of their directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling an Agent, or any of its subsidiaries and affiliates (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel but not including any amount for lost profits (collectively, the "Losses") that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the "Claims") insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, this Agreement, the Offering or the Business Combination, including, without limitation, as a result of any breach of a representation, warranty or covenant by the Corporation or Clarmin, as a result of a misrepresentation in the Presentation or any Clarmin Disclosure Documents or any breach of Securities Laws or other applicable laws, whether arising from actions occurring before or after the execution of this Agreement. The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or Clarmin or any person asserting Claims on behalf of or in right of the Corporation or Clarmin for or in connection with the Offering or the Business Combination (whether arising from actions occurring before or after the execution of this Agreement). The Corporation will not, without the prior written consent of the Agents, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

Promptly after receiving notice of a Claim against any Agent or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, any Agent or any such other Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to any Indemnified Party unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences. The Corporation shall promptly after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

The Corporation also agrees to reimburse any Agent for the time spent by its personnel in connection with any Claim at their normal per diem rates. The Agents may retain counsel to separately represent the Agents in the defense of a Claim, which shall be at the Corporation's expense if (i) neither the Corporation promptly assumes the defense of the Claim after receiving actual notice of the Claim (as set forth above), (ii) the Corporation agrees to separate representation of the Agents, or (iii) the Agents are advised by counsel that there is an actual or potential conflict in the Corporation's and the Agents' respective interests or additional defenses are available to the Agents, which makes representation by the same counsel inappropriate.

The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused primarily by the gross negligence, fraudulent act, intentional fault or willful misconduct of the Indemnified Party or a breach of this Agreement by the Indemnified Party.

If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Agents or any other Indemnified Party or insufficient to hold the Agents or any other Indemnified Party harmless in respect of a Claim, the Corporation shall contribute to the amount paid or payable by the Agents or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agents or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Agents and any other Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Agents or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Agents under this Agreement. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence shall be entitled to claim contribution from any Person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or gross negligence.

The Corporation hereby constitutes Stifel GMP as trustee for each of the other Indemnified Parties of the Corporation's covenants under this indemnity with respect to those persons and Stifel GMP agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

The obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to the Agents or any other Indemnified Party.

13.Indemnity by Clarmin. Clarmin agrees to indemnify and hold harmless the Agents and any other Indemnified Party from and against any and all Losses that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any Claims insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Agents' engagement under this Agreement, the Offering or the Business Combination, including, without limitation, as a result of any breach of a representation, warranty or covenant by Clarmin, as a result of a misrepresentation in the Presentation or the Listing Statement or any breach of Securities Laws or other applicable laws, whether arising from actions occurring before or after the execution of this Agreement. Clarmin agrees to waive any right Clarmin may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. Clarmin also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Clarmin or any person asserting Claims on behalf of or in right of Clarmin for or in connection with the Offering or the Business Combination (whether arising from actions occurring before or after the execution of this Agreement). Clarmin will not, without the prior written consent of the Agents, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity unless Clarmin has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

Promptly after receiving notice of a Claim against any Agent or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from Clarmin, any Agent or any such other Indemnified Party will notify Clarmin in writing of the particulars thereof, provided that the omission to so notify Clarmin shall not relieve Clarmin of any liability which Clarmin may have to any Indemnified Party unless (and only to the extent that) such failure results in forfeiture by Clarmin of substantive rights or defences. Clarmin shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If Clarmin undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

Clarmin also agrees to reimburse any Agent for the time spent by its personnel in connection with any Claim at their normal per diem rates. The Agents may retain counsel to separately represent the Agents in the defense of a Claim, which shall be at Clarmin's expense if (i) Clarmin promptly assumes the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) Clarmin agrees to separate representation of the Agents, or (iii) the Agents are advised by counsel that there is an actual or potential conflict in Clarmin's and the Agents' respective interests or additional defenses are available to the Agents, which makes representation by the same counsel inappropriate.

The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused primarily by the gross negligence, intentional fault, fraud or willful misconduct of the Indemnified Party or a breach of this Agreement by the Indemnified Party.

If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Agents or any other Indemnified Party or insufficient to hold the Agents or any other Indemnified Party harmless in respect of a Claim, Clarmin shall contribute to the amount paid or payable by the Agents or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by Clarmin on the one hand and the Agents or any other Indemnified Party on the other hand but also the relative fault of Clarmin, the Agents and any other Indemnified Party as well as any relevant equitable considerations; provided that Clarmin shall contribute to the amount paid or payable by the Agents or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Agents under this Agreement.

Clarmin constitutes Haywood as trustee for each of the other Indemnified Parties that are not parties to this Agreement of Clarmin's covenants under this indemnity with respect to those persons and Haywood agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

The obligations of Clarmin hereunder are in addition to any liabilities which Clarmin may otherwise have to the Agents or any other Indemnified Party.

14.Agents' Obligations. Subject to the terms and conditions hereof, the obligation of the Agents under this Agreement shall be several and not joint and several. The percentage of the aggregate number of the Offered Securities in respect of which each Agent shall act as agent under the terms of this Agreement shall be as follows:

Stifel GMP	35%
Eight Capital	35%
Canaccord Genuity Corp.	15%
Haywood Securities Inc.	7.5%
Echelon Wealth Partners Inc.	7.5%
Total
100%

The Agents agree among themselves that the allocation of the Agents' Fee and Broker Warrants shall be in accordance with the above percentage allocation.

15.Advertisements. The Corporation, and Clarmin shall, at the Agents' request, issue a press release announcing the Offering, include a reference to the Agents and their role in any such release or communication, and ensure that any press release concerning the Offering complies with applicable law, including U.S. federal securities laws. If the Offering is successfully completed, the Corporation and Clarmin acknowledge and agree that the Agents will be permitted to publish, at their own expense, public announcements or other communications relating to their services in connection with the Offering or Unit Offering as they consider appropriate.

16.Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be addressed as follows:

(a)If to the Corporation, to:

Cybin Corp.

100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9

Attention:	Doug Drysdale
Email:	[Redacted – Email Address]

with a copy (which shall not constitute notice) to:

Aird & Berlis LLP

181 Bay Street – Suite 180

Toronto, ON M5J 2T9

Attention:	Sherri Altshuler
Email:	saltshuler@airdberlis.com

(b)If to Clarmin, to

Clarmin Explorations Inc. 800 - 580 Hornby Street Vancouver, BC V6C 3B6

Attention:	Nico Civelli
Email:	[Redacted – Email Address]

with a copy (which shall not constitute notice) to:

O'Neill Law LLP

Suite 704 - 595 Howe Street

Vancouver, BC V6C 2T5

Attention:	Charles Hethey
Email:	cch@stockslaw.com

(c)If to the Agents, to the Co-Lead Agents as follows:

Stifel GMP

145 King Street West, Suite 300 Toronto, ON M5H 1J8

Attention:	Harris Fricker
Email:	[Redacted – Email Address]
and

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, ON M5H 1S3

Attention:	Elizabeth Staltari
Email:	[Redacted – Email Address]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower

22 Adelaide Street West

Suite 3400

Toronto, ON M5H 4E3

Attention:	Cameron MacDonald
Email:	cmacdonald@blg.com

or to such other address as any of the parties may designate by notice given to the others.

Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or via e-mail and shall be deemed to have been received, if given by e-mail, on the day of sending (if such day is a Business Day or, if not, on the next day following the sending thereof which is a Business Day) and if given by courier service, on the next Business Day following the sending thereof.

17.Time of the Essence. Time shall, in all respects, be of the essence hereof.

18.Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada, unless indicated otherwise.

19.Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

20.Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

21.Entire Agreement. Except as agreed to by the parties in writing, this Agreement constitutes the only agreement among the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

22.Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

23.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Corporation and the Agents irrevocably attorn to the jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Agreement.

24.Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, this Agreement shall not be assignable by any party without the written consent of the others.

25.Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

26.Absence of Fiduciary Relationship. The Corporation and Clarmin acknowledge and agree that:

(a) the Agents have not assumed or will assume a fiduciary responsibility in favour of the Corporation or Clarmin with respect to the Offering contemplated hereby or the process leading thereto and the Agents have no obligation to the Corporation and Clarmin with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement; (b) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation and Clarmin; and (c) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation and Clarmin have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

27.Authority of the Co-Lead Agents. The Co-Lead Agents are hereby authorized by each of the other Agents to act on its behalf and the Corporation and Clarmin shall be entitled to and shall act on any notice given in accordance with this Agreement or any agreement entered into or approval given by or on behalf of the Agents by the Co-Lead Agents, except in respect of any consent to a settlement pursuant to Section 12 or Section 13, which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 7 or Section 8, which notice may be given by any of the Agents, which shall be exercised by all the non-defaulting Agents.

28.Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

29.Counterparts and Facsimile. This Agreement may be executed in any number of counterparts and delivered by email or facsimile, each of which so executed and delivered shall constitute an original and all of which taken together shall form one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

If the Corporation and Clarmin are in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

STIFEL NICOLAUS CANADA INC.	EIGHT CAPITAL
Per:	signed "Harris Fricker"	Per: signed "Elizabeth Stalteri"
	Authorized Signatory	Authorized Signatory
CANACCORD GENUITY CORP.	HAYWOOD SECURITIES INC.
Per:	signed "Graham Saunders"	Per: signed "Beng Lai"
	Authorized Signatory	Authorized Signatory

ECHELON WEALTH PARTNERS INC.

Per: signed "Christine Young"

Authorized Signatory

S-1

The foregoing is hereby accepted on the terms and conditions herein set forth.

CYBIN CORP.

Per: signed "Douglas Drysdale" Authorized Signatory

CLARMIN EXPLORATIONS INC.

Per: signed "Nico Civelli" Authorized Signatory

S-2

SCHEDULE "A"

PRO FORMA CAPITAL STRUCTURE

[The contents of this schedule have been intentionally redacted]

A-1

SCHEDULE "B"

LOCKED-UP HOLDERS

[The contents of this schedule have been intentionally redacted]

B-1

SCHEDULE "C"

EXISTING OBLIGATIONS TO ISSUE SECURITIES

[The contents of this schedule have been intentionally redacted]

C-1

SCHEDULE "D"

SHARE CAPITAL OF THE CYBIN ENTITIES

The authorized capital of Cybin consists of an unlimited number of common shares and preferred shares. As of the date hereof, 69,150,254 Common Shares are issued and outstanding as fully paid and non- assessable shares in the capital of the Corporation and no preferred shares are outstanding.

The authorized capital of Natures Journey Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares in the capital of Natures Journey Inc. are issued and outstanding as fully paid and non-assessable shares in the capital of Natures Journey Inc. and no preferred shares are outstanding.

The authorized capital of Serenity Life Sciences Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares in the capital of Serenity Life Sciences Inc. are issued and outstanding as fully paid and non-assessable shares in the capital of Serenity Life Sciences Inc. and no preferred shares are outstanding.

D-1

SCHEDULE "E"

FORM OF BROKER WARRANT CERTIFICATE

[The contents of this schedule have been intentionally redacted]

E-1

SCHEDULE "F"

DISCLOSURE SCHEDULE

[The contents of this schedule have been intentionally redacted]

F-1

SCHEDULE "G"

TERMS AND CONDITIONS FOR

UNITED STATES OFFERS AND SALES

Capitalized terms used in this Schedule "G" and not defined herein shall have the meanings ascribed thereto in the agency agreement to which this Schedule "G" is annexed (the "Agency Agreement") and the following terms shall have the meanings indicated:

"Code" has the meaning ascribed to such term in Section 25;

"Dealer Covered Persons" has the meaning ascribed to such term in Section 13;

"Disqualification Event" means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

"Foreign Issuer" means a "foreign issuer" as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "G", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50% of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or majority of directors are United States citizens or residents, (ii) more than 50% of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"PFIC" has the meaning ascribed to such term in Section 25;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act; "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act; "SEC" means the United States Securities and Exchange Commission;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"Underlying Shares" means the Common Shares underlying the Offered Securities; "U.S. Affiliate" means the United States broker-dealer affiliates of the Agents; and

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Agents

Each Agent and each U.S. Affiliate acknowledges that the Offered Securities, the Underlying Shares and the Resulting Issuer Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Agent (on behalf of itself and its U.S. Affiliate) represents, warrants and covenants, severally and not jointly, to the Corporation and Clarmin, as of the date hereof and the Closing Date, that:

1.It, its affiliates and any person acting on its or their behalf has not offered or sold, and will not offer or sell, any of the Offered Securities except (a) in "offshore transactions," as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in Sections 2 through 14 below. Accordingly, none of the Agent, its U.S. Affiliate or any persons acting on its or their behalf (other than the Corporation, its respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has made or will make (except as permitted in Sections 2 through 14 below) (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, (ii) any sale of the Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and a non-U.S. Person or the Agent reasonably believed that such purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts with respect to the Offered Securities or the Common Shares.

2.It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities within the United States or to, or for the account or benefit of, U.S. Persons except with its U.S. Affiliate, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use commercially reasonable efforts to ensure such selling group member complies with, the same provisions of this Schedule "G" as apply to the Agent as if such provisions applied to such selling group member.

3.All offers and sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons by it shall be made through its U.S. Affiliate in accordance with all applicable United States federal or state securities laws governing the registration and conduct of brokers-dealers. Such U.S. Affiliate has been and will be, on the date of each offer or sale of Offered Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state's registration requirements) and is a member in good standing with Financial Industry Regulatory Authority, Inc.

4.It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.Any offer, sale or solicitation of an offer to buy Offered Securities that have been made or will be made in the United States or to, or for the account or benefit of, U.S. Persons by it will be made only to U.S. Accredited Investors or Qualified Institutional Buyers to which the Agent or their respective U.S. Affiliate had a pre-existing relationship and have reasonable grounds to believe and will believe are U.S. Accredited Investors or Qualified Institutional Buyers.

6.Prior to it soliciting such offerees and prior to the completion of any sale of the Offered Securities by it in the United States or to, or for the account or benefit of, U.S. Persons, each such purchaser, or any person that is purchasing such securities for the account or benefit of a person in the United States or a U.S. Person, will be required to execute and deliver a Subscription Agreement and any applicable schedules thereto, including the schedules applicable to U.S. Accredited Investors or Qualified Institutional Buyers.

7.Any offer, sale or solicitation of an offer to buy Offered Securities that have been made or will be made by it in the United States or to, or for the account or benefit of, U.S. Persons were or will be made only to U.S. Accredited Investors or Qualified Institutional Buyers in compliance with the exemption from registration provided by Rule 506(b) of Regulation D.

8.At the Closing Time, it, together with its U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule "G", relating to the manner of the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons.

9.At least one Business Day prior to the Closing Time, it will provide the Corporation with a list of all purchasers of the Offered Securities in the United States or who are, or are purchasing for the account or benefit of, U.S. Persons.

10.Neither it nor its U.S. Affiliate has taken any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities or the Common Shares.

11.It shall inform (and shall cause its U.S. Affiliate to inform) any purchaser in the United States or who is, or is purchasing for the account or benefit of, a U.S. Person that (i) the Offered Securities, the Underlying Shares and the Resulting Issuer Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, (ii) the Offered Securities and the Underlying Shares are being sold to it without registration under the U.S. Securities Act in reliance on Rule 506(b) of Regulation D and in reliance upon similar exemptions under applicable state securities laws, and (iii) the Offered Securities, the Underlying Shares and the Resulting Issuer Common Shares are or will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and can only be offered, sold, pledged or otherwise transferred, directly or indirectly, pursuant to an available exemption or exclusion from the registration requirements of the U.S. Securities Act and in compliance with all applicable local laws and regulations, including state securities laws.

12.Neither it nor its U.S. Affiliate will solicit the exchange of the Subscription Receipts for the Underlying Shares and will not pay, give or receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts for the Underlying Shares in reliance upon Section 3(a)(9) of the U.S. Securities Act.

13.As of the Closing Date, with respect to Offered Securities and the Underlying Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), the Agents represent that none of (i) the Agent or the U.S. Affiliate, (ii) the Agent or the U.S. Affiliate's general partners or managing members, (iii) any of the Agent's or the U.S. Affiliate's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Agents' or the U.S. Affiliate's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), is subject to any Disqualification Event except for a Disqualification Event (i) covered by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof.

14.As of the Closing Date, the Agent represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Agents, as of the date hereof and the Closing Date, that:

15.The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Securities or the Common Shares.

16.Except with respect to offers and sales in accordance with this Schedule "G", and except with respect to offers and sales to certain President's List Purchasers settling directly with the Corporation, none of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Agents, their U.S. Affiliates, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons; or (B) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

17.During the period in which the Offered Securities are offered for sale, none of it, its affiliates, or any person acting on its or their behalf (other than the Agents, their U.S. Affiliates, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts with respect to the Offered Securities or the Common Shares or has taken or will take any action that would cause the exemption afforded by Rule 506(b) of Regulation D or the exclusion afforded by Rule 903 Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to the Agreement, including this Schedule "G".

18.None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their U.S. Affiliates, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

19.Since the date that is six months prior to the date hereof and until six months following the date hereof, the Corporation has not sold, offered for sale or solicited any offer to buy, and it will not sell, offer for sale or solicit any offer to buy, any of its securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities.

20.The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable "blue sky" laws in connection with the offer and sale of the Offered Securities, including the filing of a notice on Form D with the SEC.

21.Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

22.None of the Corporation or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

23.The Corporation is not, and as a result of the sale of the Offered Securities and the Underlying Shares contemplated hereby will not be, and the Resulting Issuer is not, and as a result of the sale of the Resulting Issuer Common Shares, contemplated hereby will not be, registered or required to be registered as an "investment company", as such term is defined in the United States Investment Company Act of 1940, as amended, under such Act.

24.The Corporation has not taken any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Subscription Receipts or the Common Shares.

25.Upon receipt of a written request from a purchaser in the United States, the Corporation or the Resulting Issuer, as applicable, shall make a determination if the Corporation or the Resulting Issuer, as applicable, is a "passive foreign investment company" (a "PFIC") within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), during any calendar year following the purchase of the Subscription Receipts by such purchaser, and if the Corporation or the Resulting Issuer, as applicable, determines that it is a PFIC during such year, the Corporation or the Resulting Issuer, as applicable, will provide to such purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Corporation or the Resulting Issuer, as applicable, as a "qualified electing fund" for the purposes of the Code.

26.The Corporation will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts for the Common Shares.

27.As of the Closing Date, with respect to the offer and sale of the Regulation D Securities, none of the Corporation, any of its predecessors, any "affiliated" (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Corporation participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (other than any Dealer Covered Person, as to whom no representation, warranty, acknowledgement, covenant or agreement is made) is subject to a Disqualification Event.

28.As of the Closing Date, the Corporation represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

29.None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their U.S. Affiliates and any persons acting on their behalf, as to which no representation, warranty, covenant or agreement is made) will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Subscription Receipts for Underlying Shares, and (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Subscription Receipts for Underlying Shares.

EXHIBIT 1 TO SCHEDULE "G"

FORM OF AGENT'S CERTIFICATE

In connection with the offer and sale of the subscription receipts (the "Offered Securities") of Cybin Corp. (the "Corporation") to one or more U.S. Accredited Investors, pursuant to the Agency Agreement made on October 19, 2020 among Stifel Nicolaus Canada Inc., Eight Capital, Canaccord Genuity Corp., Haywood Securities Inc. and Echelon Wealth Partners Inc. (collectively, the "Agents"), and the Corporation and Clarmin Explorations Inc., the undersigned Agent, [Name of Agent], and [Name of U.S. broker-dealer affiliate of Agent], its U.S. Affiliate (as defined in Schedule "G" above (the "U.S. Affiliate")), do each hereby certify that:

(a)the U.S. Affiliate is on the date hereof, and was at the time of each offer and sale of the Offered Securities made by it, a duly registered broker-dealer with the SEC, and was at such times and is on the date hereof a member of, and in good standing with, the Financial Industry Regulatory Authority Inc., and all offers and sales of Offered Securities in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements and all applicable laws governing the registration and conduct of broker-dealers;

(b)neither we nor our representatives have (i) utilized any form of General Solicitation or General Advertising, in connection with the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons or (ii) offered to sell any of the Offered Securities in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(c)immediately prior to transmitting the Subscription Agreements to offerees, we had pre-existing relationship with and reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor or a Qualified Institutional Buyer acquiring the Offered Securities for its own account or for the account of one or more U.S. Accredited Investors or Qualified Institutional Buyers with respect to which such offeree exercises sole investment discretion and, on the date hereof, we continue to believe that each purchaser of the Offered Securities is a U.S. Accredited Investor or a Qualified Institutional Buyer;

(d)prior to any sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, we caused each U.S. purchaser who is a U.S. Accredited Investor to execute and deliver to us either the United States Accredited Investor Certificate or the Qualified Institutional Buyer Investment Letter in the forms appended as Schedule C.1 or Schedule C.2, respectively, to the Subscription Agreement;

(e)all purchasers of the Offered Securities in the United States or who are, or are purchasing for the account or benefit of, U.S. Persons or who were offered Offered Securities in the United States have been informed that the Offered Securities and the Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on available exemptions from the registration requirements of the U.S. Securities Act;

(f)neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities;

(g)none of (i) the undersigned, (ii) the undersigned's general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the

Regulation D Securities, (iv) any of the undersigned's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a "Dealer Covered Person"), is subject to disqualification under Rule 506(d) of Regulation D;

(h)we represent that we not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities;

(i)neither us nor any of our affiliates will solicit the exchange of the Subscription Receipts for the Common Shares and will not pay, give or receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts for the Common Shares in reliance upon Section 3(a)(9) of the U.S. Securities Act; and

(j)the offering of the Offered Securities in the United States has been conducted by us in accordance with the Agency Agreement, including Schedule "G" thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including Schedule "G" thereto), unless otherwise defined herein.

Dated this _________ day of _________, 2020.

[NAME OF AGENT]	[NAME OF U.S. AFFILIATE]
By:	By:
Name:	Name:
Title:	Title: